                                                              Rule 424(b)(5)
                                                              File No. 33-68712



     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. THIS PRELIMINARY PROSPECTUS SUPPLEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS SUPPLEMENT (Subject to Completion)
(To Prospectus Dated March 25, 1997)
Issued April 14, 1997

                                5,500,000 Shares

                        Burnham Pacific Properties, Inc.
                                  COMMON STOCK
                            ------------------------
    BURNHAM PACIFIC PROPERTIES, INC. (THE "COMPANY") IS A FULLY-INTEGRATED, SELF-MANAGED REAL ESTATE OPERATING COMPANY WHICH ACQUIRES, REHABILITATES,
 DEVELOPS AND MANAGES RETAIL PROPERTIES ON THE WEST COAST. AS OF APRIL 7, 1997, THE COMPANY OWNED INTERESTS IN 25 RETAIL PROPERTIES AND IN FOUR RETAIL PROJECTS
    IN VARIOUS STAGES OF DEVELOPMENT, ALL LOCATED IN CALIFORNIA. TEN OF THE COMPANY'S RETAIL PROPERTIES WERE ACQUIRED ON OR AFTER DECEMBER 31, 1996. THE COMPANY ALSO OWNS FOUR OFFICE AND INDUSTRIAL PROPERTIES LOCATED IN SOUTHERN
 CALIFORNIA. ASSUMING THE COMPLETION OF THOSE DEVELOPMENT PROPERTIES PRESENTLY UNDER CONSTRUCTION, THE COMPANY WILL OWN INTERESTS IN 28 RETAIL PROPERTIES WITH 4,400,037 SQUARE FEET OF COMPANY-OWNED GROSS LEASABLE AREA ("GLA"). THE COMPANY
 HAS ELECTED TO QUALIFY AS A REAL ESTATE INVESTMENT TRUST ("REIT") FOR FEDERAL
                              INCOME TAX PURPOSES.
                            ------------------------
 ALL OF THE SHARES OF COMMON STOCK, NO PAR VALUE PER SHARE, OF THE COMPANY (THE "COMMON STOCK") OFFERED HEREBY ARE BEING SOLD BY THE COMPANY. THE COMMON STOCK IS LISTED ON THE NEW YORK STOCK EXCHANGE (THE "NYSE") UNDER THE SYMBOL "BPP." THE LAST REPORTED SALE PRICE OF THE COMMON STOCK ON THE NYSE ON APRIL 10, 1997
   WAS $12.50 PER SHARE. SEE "PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS."
                            ------------------------
  THE COMMON STOCK IS SUBJECT TO CERTAIN RESTRICTIONS ON OWNERSHIP DESIGNED TO PRESERVE THE COMPANY'S STATUS AS A REIT FOR FEDERAL INCOME TAX PURPOSES. SEE
         "DESCRIPTION OF COMMON STOCK" IN THE ACCOMPANYING PROSPECTUS.
                            ------------------------
   SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THE ACCOMPANYING PROSPECTUS FOR
        INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                              PRICE $      A SHARE
                            ------------------------

                                                                        UNDERWRITING
                                                        PRICE TO       DISCOUNTS AND      PROCEEDS TO
                                                         PUBLIC       COMMISSIONS (1)     COMPANY (2)
                                                   ------------------------------------------------------
Per Share..........................................         $                $                 $
Total (3)..........................................         $                $                 $

---------------
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $800,000.

(3) The Company has granted to the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 825,000 additional shares of Common Stock at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to Company will
    be $        , $        and $        , respectively. See "Underwriting."

                            ------------------------
     The shares are offered, subject to prior sale, when, as, and if accepted by the Underwriters named herein, and subject to approval of certain legal matters by Brown & Wood LLP, counsel for the Underwriters. It is expected that delivery
of the shares of Common Stock will be made on or about May   , 1997 at the
offices of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.
                            ------------------------
MORGAN STANLEY & CO.
                   Incorporated
              LEHMAN BROTHERS
                             MERRILL LYNCH & CO.
                                         EVEREN SECURITIES, INC.
April   , 1997

            [Map of California indicating location of the offices of
             Burnham Pacific Properties, Inc. with three vertically
              arranged pie charts which show percentage of GLA by
               property type, percentage of retail GLA by region
                and percentage of retail GLA by property type as
                 of April 7, 1997 as if developments currently
                  under construction had been completed.]

     No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus in connection with the offer made by this Prospectus Supplement and the accompanying Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any of the Underwriters. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer to sell or a solicitation of any offer to buy any security other than the Common Stock offered hereby, nor do they constitute an offer to sell or a solicitation of any offer to buy the Common Stock by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus Supplement or the accompanying Prospectus nor any sale or offer made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.

                               TABLE OF CONTENTS

                                                                                         PAGE
                                                                                        -----
                                    PROSPECTUS SUPPLEMENT

Prospectus Supplement Summary.........................................................    S-5
Recent Events.........................................................................   S-12
Use of Proceeds.......................................................................   S-16
Price Range of Common Stock and Distributions.........................................   S-16
Capitalization........................................................................   S-18
Selected Consolidated Financial and Other Data........................................   S-19
Pro Forma Condensed Consolidated Financial Statements.................................   S-21
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..........................................................................   S-24
The Company...........................................................................   S-29
The Properties and Markets............................................................   S-35
Executive Officers and Directors......................................................   S-45
Related Party Transactions............................................................   S-47
Underwriting..........................................................................   S-49
Experts...............................................................................   S-50
Legal Matters.........................................................................   S-50

                                         PROSPECTUS
Available Information.................................................................      2
Incorporation of Certain Documents by Reference.......................................      2
The Company...........................................................................      3
Ratio of Earnings to Fixed Charges....................................................      3
Use of Proceeds.......................................................................      3
Risk Factors..........................................................................      3
Description of Common Stock...........................................................     11
Description of Debentures.............................................................     19
Federal Income Tax Considerations.....................................................     24
Plan of Distribution..................................................................     25
Legal Matters.........................................................................     25
Experts...............................................................................     25

                            ------------------------
     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                      (This page intentionally left blank)

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by the detailed information appearing elsewhere in this Prospectus Supplement and the accompanying Prospectus and incorporated herein and therein by reference. The information contained in this Prospectus Supplement assumes no exercise of the Underwriters' over-allotment option, unless otherwise indicated. The offering of 5,500,000 shares of the Company's Common Stock made hereby is referred to herein as the "Offering." All references to the "Company" in this Prospectus Supplement and the accompanying Prospectus include Burnham Pacific Properties, Inc. and its consolidated subsidiaries unless otherwise expressly stated or the context otherwise requires; and all references to the square footage of gross leasable area ("GLA") and square footage are approximate. Information dependent upon the public offering price of the shares offered hereby is based, unless otherwise indicated, on an assumed per-share price of $12.50. This Prospectus Supplement and the accompanying Prospectus, as well as certain of the information incorporated by reference herein and therein, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company's actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference are discussed in the section entitled "Risk Factors" beginning on page 3 of the accompanying Prospectus.

                                  THE COMPANY

     The Company is a fully-integrated, self-managed real estate operating company which acquires, rehabilitates, develops and manages retail properties on the West Coast. In late 1995, the Company began an extensive reorganization designed to concentrate its future efforts on retail properties. In October 1995, the Company succeeded to the shopping center operations of The Martin Group of Companies, Inc. ("The Martin Group"), a San Francisco based real estate operating company owned by J. David Martin. As part of the transaction, the Company appointed J. David Martin as its Chief Executive Officer and President and as a member of its Board of Directors and acquired a supermarket and drugstore anchored community shopping center (a "Market/Drug center") and interests in certain retail development projects that The Martin Group had begun (the "Martin Projects"). See "The Company -- The Martin Transactions."

     Since October 1995, the Company has:

     - internalized its property management activities;

     - internalized a substantial portion of its leasing activities;

     - opened regional offices in Los Angeles, San Francisco and Portland,
       Oregon;

     - acquired additional retail Properties and geographically diversified its holdings within California;

     - substantially completed one of its development projects, completed the first phase of a second development project and started a third; and

     - disposed of certain of its non-strategic assets.

     As of April 7, 1997, the Company owned interests in 25 retail properties and in four retail projects in various stages of development, all located in California. Ten of the Company's retail properties were acquired on or after December 31, 1996. The Company also owns four office and industrial properties located in Southern California which it considers non-strategic and which may be sold as suitable opportunities arise. Assuming the completion of those development properties presently under construction, the Company will own interests in 28 retail properties with 4,400,037 square feet of Company-owned GLA. Those properties which are owned by the Company or in which the Company has an interest are herein referred to collectively as the "Properties," and individually as a "Property."

     The Company was incorporated in 1986 as the successor to a publicly-traded real estate limited partnership which was organized in San Diego in 1963. The Company has elected to qualify as a REIT for federal income tax purposes.

                              RECENT ACQUISITIONS

     Recent Acquisitions. From and including December 31, 1996, the Company has completed the acquisition of two portfolios containing a total of seven Properties and three additional Properties containing, in the aggregate, approximately 1,646,315 square feet of Company-owned GLA (the "Recent Acquisitions"). The Company's acquisition cost for the Recent Acquisitions was, in the aggregate, approximately $146.8 million. The weighted average historical yield on the Recent Acquisitions is 10.11%. The Company believes that its internal capabilities provide it with an opportunity to achieve yields higher than historical yields for these Properties. There can be no assurance, however, that the Company will be able to do so. The following table and Property descriptions set forth information regarding the Recent Acquisitions:

                                                                                                                      ACQUISITION
                                               COMPANY-                 HISTORICAL                                       COST/
                       ACQUISITION    TOTAL      OWNED      PERCENT    NET OPERATING     ACQUISITION   HISTORICAL       SQUARE
       PROPERTY           DATE         GLA        GLA     OCCUPIED(1)    INCOME(2)         COST(3)      YIELD(4)        FOOT(5)
---------------------- -----------  ---------  ---------  -----------  -------------     ------------  ----------     -----------
Margarita Plaza(6)....   12/31/96      76,744    76,744       100%      $   945,000(7)   $  9,568,000      9.88%(7)     $124.67
Downey Portfolio......    1/31/97     964,557   646,798        91         5,307,000        52,100,000     10.19           80.55
Foothill Plaza........    2/28/97      52,315    52,315        86           710,000(7)      6,202,000     11.45(7)       118.55
Crenshaw Imperial
  Shopping Center.....     4/3/97     151,151   151,151        99           917,000(7)      9,080,000     10.10(7)        60.07
BRE Portfolio.........     4/4/97     888,184   719,307        89         6,962,000        69,800,000      9.97           97.04
                                    ---------   -------       ---        ----------       -----------     -----         -------
  Total/Weighted
    Average...........              2,132,951  1,646,315       91%      $14,841,000      $146,750,000     10.11%        $ 89.14
                                    =========   =======       ===        ==========       ===========     =====         =======

---------------

(1) Based on occupancy at April 1, 1997. Data reflects occupancy of the Company-owned portion only.

(2) Represents historical net operating income for 1996 for the Company-owned portion.

(3) Includes the Company's estimated closing costs.

(4) Defined as historical net operating income for 1996 divided by acquisition cost.

(5) Defined as acquisition cost divided by Company-owned GLA.

(6) The Company currently owns a 25% interest in this Property. See "Recent Events -- Financings -- Joint Ventures."

(7) The historical net operating income for 1996 for this Property was derived solely from financial information provided by the prior owner of the Property.

                                 THE PROPERTIES

     The following tables summarize certain information relating to the Company's Properties, including three development Properties under construction, as of April 7, 1997:

                    RETAIL PROPERTIES(1)                       TYPE OF           COMPANY-OWNED
                       San Diego Region                         CENTER              GLA(2)            OCCUPANCY(2)
                                                            --------------       -------------        ------------
   Point Loma Plaza......................................   Market/Drug              213,229                96%
   Mesa Shopping Center..................................   Market/Drug              142,532                99
   Poway Plaza...........................................   Market/Drug               74,060                80
   Navajo Shopping Center................................   Market/Drug               58,379                49(3)
   Wiegand Plaza II......................................   Promotional              110,843                99
   Independence Square(4)................................   Promotional               92,627                91
   Santee Village Square.................................   Entertainment             80,995                90
   San Diego Factory Outlet Center.......................   Outlet                   255,440                95
   Ruffin Village(4).....................................   Convenience               44,594                88
   Plaza Rancho Carmel...................................   Convenience               26,978                82
                                                                                 -------------             ---
     TOTAL/WEIGHTED AVERAGE SAN DIEGO REGION.............                          1,099,677                94%(5)
     Los Angeles Region
   Ladera Center(6)......................................   Market/Drug              184,684                95
   Santa Fe Springs......................................   Market/Drug              164,730                93
   Crenshaw Imperial Shopping Center.....................   Market/Drug              151,151                99
   La Mancha Shopping Center.............................   Market/Drug              103,904                99
   Margarita Plaza(7)....................................   Market/Drug               76,744               100
   Central Shopping Center...............................   Market/Drug               62,314                87
   Ontario Village.......................................   Market/Drug               39,954                78
   West Lancaster Plaza - Phase III......................   Market/Drug               29,318                57
   The Plaza at Puente Hills.............................   Promotional              516,538                92
   Valley Central Shopping Center........................   Promotional              480,092                97
                                                                                 -------------             ---
     TOTAL/WEIGHTED AVERAGE LOS ANGELES REGION...........                          1,809,429                94%
     San Francisco Region
   Cameron Park..........................................   Market/Drug               97,434                78
   Richmond Shopping Center..............................   Market/Drug               76,692               100
   Foothill Plaza........................................   Market/Drug               52,315                86
   Fremont Hub...........................................   Promotional              492,263                88
   Pacific West Outlet Center............................   Outlet                   203,412                87
                                                                                 -------------             ---
     TOTAL/WEIGHTED AVERAGE SAN FRANCISCO REGION.........                            922,116                88%
                                                                                 -------------             ---
     TOTAL/WEIGHTED AVERAGE CURRENT RETAIL...............                          3,831,222                92%(5)
   DEVELOPMENT PROPERTIES CURRENTLY UNDER CONSTRUCTION
   Gateway Center(4).....................................   Market/Drug              185,949                --
   Hilltop Plaza.........................................   Promotional              251,366                --
   1000 Van Ness.........................................   Entertainment            131,500                --
                                                                                 -------------             ---
     TOTAL DEVELOPMENT...................................                            568,815                --
                                                                                 -------------             ---
     GRAND TOTAL RETAIL..................................                          4,400,037                --
   OFFICE AND INDUSTRIAL PROPERTIES
   Anacomp Building......................................                            338,485                50
   Bergen Brunswig.......................................                            175,000               100
   Scripps Ranch Buildings(8)............................                             49,684                50
   Marcoa Building.......................................                             28,600               100
                                                                                 -------------             ---
     TOTAL/WEIGHTED AVERAGE OFFICE AND INDUSTRIAL........                            591,769                67%
                                                                                 -------------             ---
     GRAND TOTAL/WEIGHTED AVERAGE........................                          4,991,806                89%(9)
                                                                                 ===============      ============

---------------
(1) Excludes Village Station. See "Recent Events -- Other Events."
(2) Data reflects GLA and occupancy only for the portions of the properties owned by the Company. Occupancy data is as of April 1, 1997.
(3) Reflects vacancy due in large part to rehabilitation in progress. The Company expects the occupancy rate to be 71% following the completion of the rehabilitation and the addition of a 44,180 square foot Albertsons. See "Recent Events -- Rehabilitation and Development."
(4) Indicates a property held under ground lease.
(5) Does not include Navajo Shopping Center.
(6) The Company anticipates that it will sell a 75% interest in this Property. See "Recent Events -- Financings -- Joint Ventures."
(7) The Company currently owns a 25% interest in this Property. See "Recent Events -- Financings -- Joint Ventures."
(8) Formerly known as the IMED Buildings. IMED Corporation vacated both buildings on the Property at the expiration of its lease on March 31, 1997. One building containing 24,972 square feet has been re-leased to Edge Semiconductor effective April 1, 1997.
(9) Does not include Navajo Shopping Center and the development Properties currently under construction.

                                  THE OFFERING

Common Stock offered
  hereby.....................  5,500,000 shares of Common Stock

Common Stock to be
  outstanding after the
  Offering...................  22,596,452 shares of Common Stock(1)

Use of proceeds from the
  Offering...................  To repay a portion of the indebtedness incurred in connection with the Recent Acquisitions.

NYSE symbol..................  "BPP"

---------------

(1) Excludes 43,373 shares of Common Stock that may be issuable upon exchange of outstanding limited partnership units issued in connection with the acquisition of five Properties, including one of the Martin Projects. Up to 1,870,000 additional shares of Common Stock may become issuable upon exchange of limited partnership units that may be issued in connection with the development of the five remaining Martin Projects. See "Related Party Transactions." Also excludes 1,800,000 shares reserved for issuance upon the exercise of options under the Company's stock option plan, under which options to acquire 1,522,187 shares are currently outstanding.

                        SUMMARY FINANCIAL AND OTHER DATA

     The Company's consolidated summary financial and other data is presented on an historical basis as of and for each of the five years in the period ended December 31, 1996, and on a pro forma basis as of and for the year ended December 31, 1996. The historical consolidated summary financial and other data set forth below (other than data regarding GLA, number of properties, occupancy rate and total market equity) has been derived from the consolidated financial statements of the Company which have been audited by Deloitte & Touche LLP, independent auditors. The historical consolidated summary financial and other data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

     The following pro forma operating data and pro forma other data with respect to funds from operations ("FFO"), EBIDA and the ratio of FFO before interest expense to interest expense give effect to the following transactions as if they had occurred on January 1, 1996: (i) the acquisition of Ladera Shopping Center ("Ladera") (which occurred in July 1996); (ii) the consummation of the Recent Acquisitions (which were completed on or after December 31, 1996),
(iii) the redemption of the Company's 8 1/2% convertible debentures due 2002 (the "Convertible Debentures"), which occurred in November 1996, (iv) the consummation of the Offering (assuming a public offering price of $12.50 per share) and the application of the estimated net proceeds therefrom as described under "Use of Proceeds," (v) the sale of interests in five properties (which occurred in 1996), and (vi) certain other transactions described in the pro forma condensed consolidated financial statements included elsewhere herein. The following pro forma balance sheet data and pro forma other data with respect to GLA, number of properties and occupancy rate give effect to the following transactions as if they had occurred on December 31, 1996: (i) the recent acquisition of nine Properties, (ii) the consummation of the Offering (assuming a public offering price of $12.50 per share) and the application of the estimated net proceeds therefrom as described under "Use of Proceeds," and (iii) certain other transactions described in the pro forma condensed consolidated financial statements included elsewhere herein. The consolidated summary pro forma financial and other data set forth below should be read in conjunction with "Pro Forma Condensed Consolidated Financial Statements" (including the notes thereto), "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and notes thereto of the Company, and the financial statements of the Downey Portfolio and the BRE Portfolio included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

     The consolidated summary pro forma financial and other data set forth below are subject to a number of estimates, assumptions and other uncertainties, and do not purport to be indicative of the actual financial position or results of operations that would have occurred had the transactions and events reflected therein in fact occurred on the dates specified, nor do such consolidated summary pro forma financial and other data purport to be indicative of the results of operations or financial condition that may be achieved in the future.

                                                                  YEAR ENDED DECEMBER 31,
                                           ----------------------------------------------------------------------
                                              PRO
                                            FORMA(1)                             ACTUAL
                                           ----------  ----------------------------------------------------------
                                              1996        1996        1995        1994        1993        1992
                                           ----------  ----------  ----------  ----------  ----------  ----------
                                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATING DATA
Rents.....................................    $60,588     $46,864    $ 48,188     $51,026     $40,410     $26,738
Interest..................................        442         450         481         361         769       1,287
                                              -------     -------    --------     -------     -------     -------
    Total Revenues........................     61,030      47,314      48,669      51,387      41,179      28,025
                                              -------     -------    --------     -------     -------     -------
Interest..................................     14,763      10,744      11,960      11,582      10,483      11,208
Rental Operating Costs....................     16,640      12,603      12,067      12,181       9,192       6,352
Provision for Bad Debt....................        410         410         972         302         373         727
General and Administrative................      2,415       2,415       3,084       2,194       1,855       1,487
Depreciation and Amortization.............     13,731      11,250      13,117      11,964       9,430       7,193
Impairments/Writedowns of Assets..........                             22,420
                                              -------     -------    --------     -------     -------     -------
    Total Costs and Expenses..............     47,959      37,422      63,620      38,223      31,333      26,967
                                              -------     -------    --------     -------     -------     -------
Income (Loss) from Operations Before Gain
  on Sales of Real Estate, Distribution to
  Minority Interest Holders, Income from
  Unconsolidated Subsidiaries and
  Extraordinary Item......................     13,071       9,892     (14,951)     13,164       9,846       1,058
Gain on Sales of Real Estate..............      2,298       2,298       2,233
Distribution to Minority Interest
  Holders.................................        (37)        (35)
Income from Unconsolidated Subsidiaries...        654
                                              -------     -------    --------     -------     -------     -------
Income (Loss) Before Extraordinary Item...     15,986      12,155     (12,718)     13,164       9,846       1,058
Extraordinary Loss From Early
  Extinguishment of Debt..................       (884)       (884)
                                              -------     -------    --------     -------     -------     -------
Net Income (Loss).........................    $15,102     $11,271    $(12,718)    $13,164     $ 9,846     $ 1,058
                                              =======     =======    ========     =======     =======     =======
Per Share Data:
Weighted Average Shares Outstanding....... 22,584,498  17,084,498  17,016,354  15,731,552  12,767,606   8,292,030
Income (Loss) Before Extraordinary Item...    $  0.71     $  0.71    $  (0.75)    $  0.84     $  0.77     $  0.13
Net Income (Loss).........................       0.67        0.66       (0.75)       0.84        0.77        0.13
Cash Dividends............................       1.00        1.00        1.33       1.415        1.39        1.36

OTHER DATA
Funds From Operations(2)..................     26,908      20,466      19,914      24,259      18,597       7,461
EBIDA(3)..................................     42,182      31,851      32,546      36,710      29,759      19,459
Ratio of FFO Before Interest Expense to
  Interest Expense(4).....................       2.82x       2.90x       2.67x       3.09x       2.77x       1.67x
Total Square Footage of GLA of Properties
  at End of Period........................  4,514,777   2,945,206   3,242,087   3,153,012   3,130,436   2,302,296
Number of Properties at End of Period.....         33(5)         24(5)         23         24         24         22
Occupancy Rate at End of Period(6)........         89%         87%         94%         95%         96%         95%

                                                                   AS OF DECEMBER 31,
                                           -------------------------------------------------------------------
                                             PRO
                                           FORMA(1)                            ACTUAL
                                           --------    -------------------------------------------------------
                                             1996        1996        1995        1994        1993       1992
                                           --------    --------    --------    --------    --------   --------
                                                                 (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA
Real Estate (Before Accumulated
  Depreciation)........................... $496,962    $389,634    $367,088    $387,959    $383,863   $271,753
Total Assets..............................  471,241     356,195     327,770     358,022     360,262    259,790
Total Indebtedness........................  229,136     178,452     142,806     141,499     162,607    159,252
Minority Interest.........................      455         434         434
Total Stockholders' Equity................  238,066     173,725     179,160     212,771     193,089     93,879
Total Market Equity(7)....................  282,456     256,447     164,496     215,542     256,729    140,302

---------------
(1) See "Pro Forma Condensed Consolidated Financial Statements."

(2) The Company considers FFO to be a relevant supplemental measure of the performance of an equity REIT since such measure does not recognize depreciation and certain amortization expenses as operating expenses. Management believes that reductions for these charges are not meaningful in evaluating income-producing real estate. FFO means net income (loss) (computed in accordance with generally accepted accounting principles ("GAAP")), before gains (or losses) from debt restructuring and sales of property, plus depreciation of real property. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. FFO as presented here may not be comparable to similarly titled measures used by other companies.

(3) EBIDA means earnings before interest expense, depreciation and amortization, gains (or losses) on sales of real estate, and extraordinary items plus income from unconsolidated subsidiaries. EBIDA does not represent net income or cash flows from operating, financing and investing activities as defined by GAAP and does not purport to indicate that cash flows will be sufficient to fund cash needs. It should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity.

(4) The numerator used in calculating the ratio of FFO before interest expense to interest expense is the sum of FFO plus interest expense. The Company believes that in addition to the ratio of earnings to fixed charges set forth in the accompanying Prospectus, this ratio provides a useful measure of a REIT's ability to service its debt because of the exclusion of non-cash items such as depreciation and amortization from the definition of FFO. This ratio differs from a GAAP-based ratio of earnings to fixed charges and should not be considered as an alternative to that ratio.

(5) Includes interests in three properties under development as of December 31, 1996.

(6) Reflects occupancy rate only for the portion of the properties owned by the Company.

(7) Total market equity is presented as of the end of the period and is calculated as the product of (i) the total number of shares of Common Stock outstanding multiplied by (ii) the closing price of the Common Stock on the NYSE on the last day of the period.

                                 RECENT EVENTS

RECENT ACQUISITIONS

     From and including December 31, 1996, the Company has completed the acquisition of two portfolios containing a total of seven Properties and three additional Properties containing, in the aggregate, approximately 1,646,315 square feet of Company-owned GLA. The Company's acquisition cost for the Recent Acquisitions was, in the aggregate, approximately $146.8 million. The weighted average historical yield on the Recent Acquisitions is 10.11%. The Company believes that its internal capabilities provide it with an opportunity to achieve yields higher than historical yields for these Properties. There can be no assurance, however, that the Company will be able to do so. The following table and Property descriptions set forth information regarding the Recent
Acquisitions:

                                                                                                                      ACQUISITION
                                               COMPANY-                 HISTORICAL                                       COST/
                       ACQUISITION    TOTAL      OWNED      PERCENT    NET OPERATING     ACQUISITION   HISTORICAL       SQUARE
       PROPERTY           DATE         GLA        GLA     OCCUPIED(1)    INCOME(2)         COST(3)      YIELD(4)        FOOT(5)
---------------------- -----------  ---------  ---------  -----------  -------------     ------------  ----------     -----------
Margarita Plaza(6)....   12/31/96      76,744    76,744       100%      $   945,000(7)   $  9,568,000      9.88%(7)     $124.67
Downey Portfolio......    1/31/97     964,557   646,798        91         5,307,000        52,100,000     10.19           80.55
Foothill Plaza........    2/28/97      52,315    52,315        86           710,000(7)      6,202,000     11.45(7)       118.55
Crenshaw Imperial
  Shopping Center.....     4/3/97     151,151   151,151        99           917,000(7)      9,080,000     10.10(7)        60.07
BRE Portfolio.........     4/4/97     888,184   719,307        89         6,962,000        69,800,000      9.97           97.04
                                    ---------  ---------      ---       -----------      ------------     -----         -------
    Total/Weighted
      Average.........              2,132,951  1,646,315       91%      $14,841,000      $146,750,000     10.11%        $ 89.14
                                    =========  =========      ===       ===========      ============     =====         =======

---------------
(1) Based on occupancy at April 1, 1997. Data reflects occupancy of the Company-owned portion only.
(2) Represents historical net operating income for 1996 for the Company-owned portion.
(3) Includes the Company's estimated closing costs.
(4) Defined as historical net operating income for 1996 divided by acquisition cost.
(5) Defined as acquisition cost divided by Company-owned GLA.
(6) The Company currently owns a 25% interest in this Property. See
    "-- Financings -- Joint Ventures."
(7) The historical net operating income for 1996 for this Property was derived solely from financial information provided by the prior owner of the Property.

     Margarita Plaza, Huntington Park is a 76,744 square foot Market/Drug center anchored by a Food-4-Less supermarket. The Property is located southeast of Los Angeles. The Property was 100% occupied as of April 1, 1997. The Company's joint venture partner in Margarita Plaza is California Urban Investment Partners ("CUIP"). See " -- Financings -- Joint Ventures."

     The Downey Portfolio. On January 31, 1997, the Company completed the acquisition of interests in four retail Properties from an affiliate of Downey Savings and Loan, an institutional lender. The Company structured the acquisition of these Properties through subsidiary partnerships which issued 1,495 limited partnership units (convertible into an aggregate of 1,495 shares of Common Stock) in connection with the acquisition. The Downey Portfolio consists of the following Properties:

          Valley Central Shopping Center, Lancaster, a 610,396 square-foot Promotional and Entertainment center (as hereinafter defined) anchored by Wal-Mart, HomeBase, Circuit City, Staples, Michael's, Marshall's, Cinemark Theaters, Home Furniture and CostCo (not owned), of which the Company owns 480,092 square feet. The Property is located adjacent to the Antelope Valley Freeway, northeast of Los Angeles. The Company-owned portion of the Property was 97% occupied as of April 1, 1997.

          Cameron Park Shopping Center, Cameron Park, a 97,434 square-foot Market/Drug center anchored by a Safeway supermarket. The Property is located along Highway 50, east of Sacramento. The Property was 78% occupied as of April 1, 1997.

          Ontario Village Shopping Center, Ontario, a 97,149 square-foot Market/Drug center, anchored by Stater Brothers (not owned) and Pic'n'Save (not owned), of which the Company owns 39,954 square feet. The Property is located just west of downtown Ontario, midway between Interstate 10 and the Pomona Freeway, northeast of Los Angeles. The Company-owned portion of the Property was 78% occupied as of April 1, 1997.

          West Lancaster Plaza, Lancaster, a 159,578 square foot Market/Drug center anchored by Albertson's Supermarket (not owned) of which the Company owns 29,318 square feet. The Property is located in downtown Lancaster, northeast of Los Angeles. The Company-owned portion of the Property was 57% occupied as of April 1, 1997.

     Foothill Plaza, Los Altos is a 52,315 square foot Market/Drug center anchored by Payless Drugs. The Property is located at the intersection of Interstate 280 and the Foothill Expressway on the San Francisco peninsula. The Property was 86% occupied as of April 1, 1997.

     Crenshaw Imperial Plaza, Inglewood is a 151,151 square foot Market/Drug center anchored by Ralphs and Thrifty Drugs. The Property is located at the intersection of Crenshaw Avenue and Imperial Boulevard east of Los Angeles International Airport. The Property was 99% occupied as of April 1, 1997.

     BRE Portfolio. On April 4, 1997, the Company completed the acquisition of a portfolio of three properties from BRE Properties, Inc. The BRE Portfolio consists of the following Properties:

          Fremont Hub, Fremont, a 661,140 square foot Market/Drug and Promotional center, of which the Company owns 492,263 square feet. The center contains a Market/Drug component and a Promotional component. The Market/Drug component is anchored by Safeway and Longs Drugs. The Promotional component is anchored by Home Express, Ross, Old Navy, Office Max, Michael's, General Cinema and Montgomery Ward (not owned). The Property is located at the intersection of Fremont Boulevard and Mowry Avenue in the City of Fremont, northeast of San Jose. The Company-owned portion of the Property was 88% occupied as of April 1, 1997.

          Central Shopping Center, Ventura, a 62,314 square foot Market/Drug center anchored by Ralphs. The Property is located at the intersection of Telephone Road and Petit Road, in the City of Ventura, north of Los Angeles. The Property was 87% occupied as of April 1, 1997.

          Santa Fe Springs Plaza, Santa Fe Springs, a 164,730 square foot Market/Drug center anchored by Ralphs. The Property is located at the intersection of Telegraph and Carminta Roads in the City of Santa Fe Springs, southeast of Los Angeles. The Property was 93% occupied as of April 1, 1997.

     The Company believes that its current and target markets continue to provide opportunities to purchase properties at attractive prices that offer the Company opportunities to add value through its proactive property management and rehabilitation skills. The Company is in active negotiations with a number of sellers regarding additional acquisitions.

REHABILITATION AND DEVELOPMENT

     Currently, the Company has the following rehabilitation project underway:

     Navajo Shopping Center, San Diego. The Company is investing approximately $4.1 million in the expansion of its Navajo Shopping Center from 81,435 square feet (prior to the rehabilitation) to 102,559 square feet to accommodate a 44,180 square foot Albertson's supermarket as a new anchor tenant. The entire Property will also receive architectural renovations and upgraded landscaping, lighting and signage. The redevelopment is intended to increase the stability of the Property's rental revenues by increasing the percentage of GLA devoted to anchor tenants from 20% to 59%, and by creating an environment more conducive to attracting and retaining tenants.

     The Company is currently at various stages of development on the following Martin Projects (see "The Company -- The Martin Transactions" and "Related Party Transactions"):

     Gateway Retail Center, Marin City. The Company has agreed to acquire Gateway Retail Center, a substantially completed 185,949 square foot Market/Drug center anchored by FoodsCo, Longs Drugs, Ross, and PetsMart. The property is located in southern Marin County, California on Interstate 101, the main north-south highway through Marin County. The project has an estimated total cost of $22.0 million. One building containing 11,000 square feet remains to be constructed, which the Company expects will occur prior to the end of 1997. Title to this property is currently held by an affiliate of The Martin Group and will be transferred to the Company upon completion of construction.

     Hilltop Plaza, Richmond. The Company has recently completed the first phase ("Phase I") of its Hilltop Plaza development project located adjacent to Interstate 80 in the City of Richmond in the San Francisco Bay area. Hilltop Plaza is a Promotional center of approximately 251,366 square feet anchored by Circuit City, Barnes & Noble, Ross, PetsMart and Office Max. Phase I contains 143,178 square feet of anchor tenant GLA and 36,839 square feet of additional retail space. The second phase ("Phase II") is expected to contain approximately 71,349 square feet of additional GLA. The project has an estimated total cost for both Phase I and Phase II of $35.4 million. The Company expects to complete Phase II in mid-1998.

     1000 Van Ness, San Francisco. In September 1996, the Company started the redevelopment of the 1000 Van Ness building and adjacent new construction in the city block bounded by Van Ness Avenue (Route 101), O'Farrell, Polk and Myrtle Streets in downtown San Francisco. At completion, the mixed-use facility is expected to contain an approximately 131,500 square foot Entertainment center anchored by AMC Theatres and a 450 car parking garage, both owned by the Company, and a residential component owned by a residential developer. The total project cost associated with the portion to be owned by the Company is estimated to be $53 million. Completion is currently scheduled for mid-1998.

     Downtown Pleasant Hill, Pleasant Hill. The Company also has development rights to purchase various parcels of land and construct a Promotional and Entertainment center containing approximately 360,000 square feet of GLA as part of the City of Pleasant Hill's Downtown Pleasant Hill project. The project is located on Highway 680 in Contra Costa County, east of San Francisco. The Company estimates that the Company's total investment required to develop this project after the sale of various land parcels to other developers for residential development to be approximately $60 million. The Company anticipates that construction will begin by year-end 1997 and that the project will be completed during 1999.

     As discussed in the accompanying Prospectus under "Risk
Factors -- Acquisition and Development Activities," there can be no assurance that projects currently under development will be completed as currently planned, by the dates currently scheduled or for the amounts currently budgeted, the occurrence of any of which could have a material adverse effect on the Company. Likewise, there can be no assurance that development projects currently under consideration or negotiation will be initiated or completed.

FINANCINGS

     Credit Facility. In November 1996, the Company arranged a new $135 million credit facility (the "Credit Facility") with Nomura Asset Capital Corporation. Of the total amount, $90 million is secured and $45 million is unsecured. At April 7, 1997, borrowings of approximately $105 million were outstanding under the Credit Facility, of which $60 million were secured by mortgages on seven of the Properties and the remainder was unsecured. The Credit Facility may be used for acquisitions, for working capital and for general corporate purposes. The Credit Facility is scheduled to mature in November 1998, with a one-year extension option available. The secured portion of the Credit Facility carries an interest rate equal to the London Inter-Bank Offer Rate ("LIBOR") plus 1.65%, and the unsecured portion of the Credit Facility carries an interest rate equal to LIBOR plus 1.75%.

     In order to facilitate the closing of the acquisition of the BRE Portfolio on April 4, 1997, the Company negotiated a temporary increase in its Credit Facility of approximately $70 million (the "Bridge Financing"). Of the total amount, $42 million is secured by mortgages on the three properties so acquired and $28 million is unsecured. The secured portion of the Bridge Financing carries an interest rate equal to LIBOR plus 1.65%, and the unsecured portion of the Bridge Financing carries an interest rate equal to LIBOR plus 2.50%. The Bridge Financing will mature sixty days from the date of funding and such maturity may be extended for ninety additional days.

     In November 1996, the Company used borrowings of approximately $26.0 million under the new Credit Facility to redeem the $25.7 million principal amount of its Convertible Debentures remaining outstanding, and to pay interest accrued thereon.

     Joint Ventures. The Company considers joint venture investors as an alternative source of financing. The Company has agreed to joint venture with CUIP, a joint investment partnership of the California Public

Employees Retirement System, Johnson Development Company and MacFarlane Partners, an investment advisor owned by Victor B. MacFarlane, a former Director of the Company. The Company has been advised that Mr. MacFarlane holds an approximate 1 1/2% indirect ownership interest in CUIP.

     In December 1996, the Company purchased Margarita Plaza ("Margarita") in Huntington Park, California. In February 1997, CUIP purchased a 75% interest in the Property and reimbursed the Company for 75% of its acquisition cost (approximately $7.2 million). The Company retains a 25% interest in the Property, and will receive customary fees from the joint venture for providing property management and leasing services for this Property.

     The Company anticipates that in April 1997 CUIP will pay the Company approximately $15.2 million to fund CUIP's 75% interest in Ladera. The Company will retain a 25% interest in Ladera and will receive customary fees from the joint venture for providing property management and leasing services for this Property. However, there can be no assurance that the sale of this joint venture interest will occur as planned.

     Unless otherwise expressly stated or the context otherwise requires, information set forth herein regarding each of Margarita and Ladera (including information as to net operating income, base rent, historical yield and Company-owned GLA) relates to the Property as a whole.

     The Company may also enter into joint ventures for selected other properties that it may acquire or develop. See "Risk Factors -- Investments in Joint Ventures" in the accompanying Prospectus.

OTHER EVENTS

     Plaza Rancho Carmel, San Diego. On January 31, 1997, the Company sold a 9,744 square foot parcel of this 36,722 square foot unanchored shopping center located in San Diego for $735,000. Prior to the sale, Plaza Rancho Carmel was 72.5% occupied; occupancy of the portion that the Company continues to own was 82% as of April 1, 1997. The Company recognized no gain or loss on the sale.

     Village Station, La Mesa. Village Station is a 57,673 square foot shopping center located in La Mesa, which was acquired by the Company in 1984. The $3.9 million non-recourse mortgage on the Property matured in December 1996. The Company has determined to deed it to the mortgagee in lieu of foreclosure or alternatively not to contest the foreclosure of the mortgage. The Company estimates that any gain or loss associated with the disposition of this Property will not be significant.

PROPOSED REINCORPORATION

     The Company's Board of Directors has voted to recommend at the 1997 Annual Meeting of Shareholders of the Company that the shareholders approve the change of the Company's state of incorporation from California to Maryland. If approved, the reincorporation will be effected through a merger of the Company into a newly-formed wholly owned Maryland subsidiary of the Company. If implemented, the reincorporation would result in no change of the Company's name, business, operations or management; and each outstanding share of the Company's Common Stock (including the Common Stock issued in the Offering) would automatically be converted into a share of the Maryland corporation's common stock. The provisions of the Maryland General Corporation Law and of the proposed charter and bylaws of the Maryland corporation differ in certain respects from the provisions of the California General Corporation Law ("CGCL") and of the current articles of incorporation and bylaws of the Company that may affect the rights of the shareholders. For example, shareholders of the Company have authority (which they have never exercised) to use cumulative voting in the election of Directors, while no such authority would exist for shareholders under the proposed charter of the Maryland corporation. The principal reason for the reincorporation is to eliminate a possible limitation contained in the CGCL on the legal authority of the Company to pay distributions necessary to ensure the Company's continued qualification as REIT under the Internal Revenue Code of 1986, as amended (the "Code"). Only shareholders of record on March 14, 1997 will be entitled to vote at the 1997 Annual Meeting of Shareholders. Accordingly, investors will not be permitted to vote the shares of Common Stock offered hereby in connection with the proposed reincorporation. See "Risk Factors -- Distributions to Shareholders" and "-- Proposed Reincorporation" and "Description of Common Stock -- Proposed Reincorporation of the Company" in the accompanying Prospectus.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Common Stock offered hereby (based on an assumed offering price of $12.50 per share) are expected to be approximately $64.3 million (approximately $74.1 million if the Underwriters' over-allotment option is exercised in full).

     The Company will use net proceeds to repay indebtedness outstanding under the Bridge Financing, and any remaining net proceeds will be applied to repay borrowings under the Credit Facility incurred in connection with the Recent Acquisitions. Pending application for such purposes, the net proceeds may be invested in short term investments.

                 PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

     The Company's Common Stock is listed on the NYSE under the symbol "BPP." The following table sets forth the high and low sale prices for Common Stock as reported on the NYSE Composite Tape and distributions declared by the Company for each quarterly period indicated.

                                                                                   DIVIDENDS
                                                                                    DECLARED
                        QUARTERLY PERIOD                        HIGH       LOW     PER SHARE
    ---------------------------------------------------------  -------   -------   ----------
    1995
      First quarter..........................................  $13.375   $11.875      $.36
      Second quarter.........................................   13.500    11.625       .36
      Third quarter..........................................   14.500    11.375       .36
      Fourth quarter.........................................   11.875     9.500       .25
    1996
      First quarter..........................................   11.125     9.750       .25
      Second quarter.........................................   11.875    10.250       .25
      Third quarter..........................................   13.000    11.000       .25
      Fourth quarter.........................................   15.000    11.875       .25
    1997
      First quarter..........................................   15.250    12.750       .25
      Second quarter (through April 10, 1997)................   13.375    12.250

     The last reported sale price of the Common Stock on the NYSE as of a recent date is set forth on the cover page of this Prospectus Supplement. As of December 31, 1996, there were approximately 3,000 record holders of Common Stock. The transfer agent and registrar for the Common Stock is First Chicago Trust Company of New York.

     Future distributions by the Company will be at the discretion of the Board of Directors and will depend upon the actual FFO of the Company, its financial condition and results of operations, capital requirements, the annual distribution requirements under the REIT provisions of the Code, restrictions in debt instruments, applicable legal restrictions and such other factors as the Board of Directors deems relevant. In that regard, the Credit Facility currently provides that distributions to shareholders of the Company may not exceed 95% of FFO, but that the Company may make distributions necessary to preserve its qualifications as a REIT.

     In addition, certain provisions of the CGCL could limit the Company's ability to pay or prevent the Company from paying dividends on its Common Stock. See "Risk Factors -- Distributions to Shareholders" in the accompanying Prospectus. Consequently, the Board of Directors of the Company is proposing to reincorporate the Company in Maryland. See "Risk Factors -- Proposed Reincorporation" and "Description of Common Stock -- Proposed Reincorporation of the Company" in the accompanying Prospectus.

     One of the Company's financial objectives is to retain a greater portion of its FFO for investment in its portfolio and other general corporate purposes. In furtherance of this objective, the Company reduced the amount of its regular quarterly dividend from $.36 per share to $.25 per share, commencing in the fourth quarter of 1995, which contributed to the increase in retained FFO shown in the following table.

                                                    DIVIDENDS                DIVIDENDS
                                                    DECLARED                 DECLARED
                                                    ON COMMON             AS A PERCENTAGE    RETAINED
                                                      STOCK     FFO(1)        OF FFO          FFO(2)
                                                    ---------   -------   ---------------   -----------
                                                                  (DOLLARS IN THOUSANDS)
Year ended December 31, 1995......................   $22,564    $19,914         113%          $    --
Year ended December 31, 1996......................    17,113     20,466          84             3,353

---------------
(1) See footnote (2) to "Prospectus Supplement Summary -- Summary Financial and Other Data" for a definition of FFO.

(2) Retained FFO is calculated by subtracting dividends declared on Common Stock from FFO. For the year ended December 31, 1995, dividends declared on Common Stock exceeded FFO by $2,650,000.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of December 31, 1996 and on a pro forma basis as if the Offering and the application of the estimated net proceeds therefrom as described under "Use of Proceeds," certain Recent Acquisitions and certain other transactions described in the Company's pro forma condensed consolidated financial statements and notes thereto included elsewhere herein had been completed on December 31, 1996. The following pro forma data assumes the public offering price of the Common Stock in the Offering is $12.50 per share and does not purport to be indicative of the actual capitalization that would have occurred had the transactions and events reflected therein in fact occurred on the date specified. The capitalization table should be read in conjunction with "Pro Forma Condensed Consolidated Financial Statements" and the notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's historical consolidated financial statements and notes thereto, and the financial statements of the Downey Portfolio and the BRE Portfolio included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

                                                                          AS OF DECEMBER 31,
                                                                                 1996
                                                                        ----------------------
                                                                         ACTUAL      PRO FORMA
                                                                        --------     ---------
                                                                        (DOLLARS IN THOUSANDS)
Debt:
  Mortgage loans......................................................  $105,552     $ 139,932(1)
  Credit Facility.....................................................    72,900        89,204(2)
                                                                        --------      --------
Total debt............................................................   178,452(3)    229,136(3)
                                                                        --------      --------
Minority interest.....................................................       434           455
                                                                        --------      --------
Stockholders' equity:
  Preferred Stock, no par value; 5,000,000 shares authorized, no shares issued or outstanding
  Common Stock, no par value; 40,000,000 shares authorized; 17,096,452
     and 22,596,452, respectively, issued and outstanding(4)..........   262,340       326,681
  Dividends paid in excess of net income..............................   (88,615)      (88,615)
                                                                        --------      --------
          Total stockholders' equity..................................   173,725       238,066
                                                                        --------      --------
          Total capitalization........................................  $352,611(3)  $ 467,657(3)
                                                                        ========      ========

---------------
(1) The following summarizes the pro forma adjustments to mortgage loans (dollars in thousands):

Balance at December 31, 1996.....................................................   $105,552
Add:   Additional borrowings incurred subsequent to December 31, 1996 in
       connection with Recent Acquisitions.......................................     34,380
                                                                                    --------
       Total.....................................................................   $139,932
                                                                                    ========

(2) The following summarizes the pro forma adjustments to the Company's Credit Facility, including the Bridge Financing (dollars in thousands):

Balance at December 31, 1996.....................................................   $ 72,900
Add:   Additional borrowings incurred subsequent to December 31, 1996 in
       connection with Recent Acquisitions.......................................    103,035
Less:  Estimated net proceeds from the Offering..................................    (64,341)
Less:  Proceeds from joint venture financings....................................    (22,390)
                                                                                    --------
       Total.....................................................................   $ 89,204
                                                                                    ========

(3) Includes $17,275,000 of debt maturing in one year.
(4) Excludes 43,373 shares of Common Stock that may be issuable upon exchange of outstanding limited partnership units issued in connection with the acquisition of five Properties, including one of the Martin Projects. Up to 1,870,000 additional shares of Common Stock may become issuable upon exchange of limited partnership units that may be issued in connection with the development of the five remaining Martin Projects. See "Related Party Transactions." Also excludes 1,800,000 shares reserved for issuance upon the exercise of options under the Company's stock option plan, under which options to acquire 1,522,187 shares are currently outstanding.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     The Company's selected consolidated financial and other data set forth below (other than data regarding GLA, number of properties, occupancy rate and total market equity) has been derived from the consolidated financial statements of the Company which have been audited by Deloitte & Touche LLP, independent auditors. The selected consolidated financial and other data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

                                                                  YEAR ENDED DECEMBER 31,
                                                ------------------------------------------------------------
                                                  1996         1995         1994         1993         1992
                                                --------     --------     --------     --------     --------
                                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATING DATA
Rents.......................................    $ 46,864     $ 48,188     $ 51,026     $ 40,410     $ 26,738
Interest....................................         450          481          361          769        1,287
                                                --------     --------     --------     --------     --------
    Total Revenues..........................      47,314       48,669       51,387       41,179       28,025
                                                --------     --------     --------     --------     --------
Interest....................................      10,744       11,960       11,582       10,483       11,208
Rental Operating Costs......................      12,603       12,067       12,181        9,192        6,352
Provision for Bad Debt......................         410          972          302          373          727
General and Administrative..................       2,415        3,084        2,194        1,855        1,487
Depreciation and Amortization...............      11,250       13,117       11,964        9,430        7,193
Impairments/Writedowns of Assets............                   22,420
                                                --------     --------     --------     --------     --------
    Total Costs and Expenses................      37,422       63,620       38,223       31,333       26,967
                                                --------     --------     --------     --------     --------
Income (Loss) from Operations Before Gain on
  Sales of Real Estate, Distribution to
  Minority Interest Holders and
  Extraordinary Item........................       9,892      (14,951)      13,164        9,846        1,058
Gain on Sales of Real Estate................       2,298        2,233
Distribution to Minority Interest Holders...         (35)
                                                --------     --------     --------     --------     --------
Income (Loss) Before Extraordinary Item.....      12,155      (12,718)      13,164        9,846        1,058
Extraordinary Loss From Early Extinguishment
  of Debt...................................        (884)
                                                --------     --------     --------     --------     --------
Net Income (Loss)...........................    $ 11,271     $(12,718)    $ 13,164     $  9,846     $  1,058
                                                ========     ========     ========     ========     ========
Per Share Data:
Weighted Average Shares Outstanding.........    17,084,498   17,016,354   15,731,552   12,767,606   8,292,030
Income (Loss) Before Extraordinary Item.....    $   0.71     $  (0.75)    $   0.84     $   0.77     $   0.13
Net Income (Loss)...........................        0.66        (0.75)        0.84         0.77         0.13
Cash Dividends..............................        1.00         1.33        1.415         1.39         1.36
OTHER DATA
Funds From Operations(1)....................      20,466       19,914       24,259       18,597        7,461
EBIDA(2)....................................      31,851       32,546       36,710       29,759       19,459
Ratio of FFO Before Interest Expense to
  Interest Expense(3).......................        2.90x        2.67x        3.09x        2.77x        1.67x
Total Square Footage of GLA of Properties at
  End of Period.............................    2,945,206    3,242,087    3,153,012    3,130,436    2,302,296
Number of Properties at End of Period.......          24(4)        23           24           24           22
Occupancy Rate at End of Period(5)..........          87%          94%          95%          96%          95%

                                                                     AS OF DECEMBER 31,
                                                ------------------------------------------------------------
                                                  1996         1995         1994         1993         1992
                                                --------     --------     --------     --------     --------
                                                                   (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA
Real Estate (Before Accumulated
  Depreciation).............................    $389,634     $367,088     $387,959     $383,863     $271,753
Total Assets................................     356,195      327,770      358,022      360,262      259,790
Total Indebtedness..........................     178,452      142,806      141,499      162,607      159,252
Minority Interest...........................         434          434
Total Stockholders' Equity..................     173,725      179,160      212,771      193,089       93,879
Total Market Equity(6)......................     256,447      164,496      215,542      256,729      140,302

---------------
(1) See footnote (2) to "Prospectus Supplement Summary -- Summary Financial and Other Data" for a definition of FFO.
(2) See footnote (3) to "Prospectus Supplement Summary -- Summary Financial and Other Data" for a definition of EBIDA.
(3) The numerator used in calculating the ratio of FFO before interest expense to interest expense is the sum of FFO plus interest expense. The Company believes that in addition to the ratio of earnings to fixed charges set forth in the accompanying Prospectus, this ratio provides a useful measure of a REIT's ability to service its debt because of the exclusion of non-cash items such as depreciation and amortization from the definition of FFO. This ratio differs from a GAAP-based ratio of earnings to fixed charges and should not be considered as an alternative to that ratio.
(4) Includes interests in three properties under development as of December 31, 1996.
(5) Reflects occupancy rate for Company-owned portion of the Properties only.
(6) Total market equity is presented as of the end of the period and is calculated as the product of (i) the total number of shares of Common Stock outstanding multiplied by (ii) the closing price of the Common Stock on the NYSE on the last day of the period.

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     The accompanying unaudited pro forma condensed consolidated statement of income gives effect to the following transactions as if they had occurred on January 1, 1996; (i) the acquisition of Ladera (which occurred in July 1996),
(ii) the acquisition of Margarita (which occurred in December 1996) and the consummation of the other Recent Acquisitions (which were completed after December 31, 1996), (iii) the redemption of the Convertible Debentures (which occurred in 1996), (iv) the consummation of the Offering and the application of the estimated net proceeds therefrom as described under "Use of Proceeds," (v) the sale of interests in five properties (which occurred in 1996) and the application of the proceeds therefrom to repay indebtedness, and (vi) the sale of a 75% joint venture interest in each of Ladera and Margarita (one such sale having occurred in February 1997, while the other such sale is pending) and the application of the estimated proceeds therefrom to repay indebtedness. The accompanying unaudited pro forma condensed consolidated balance sheet gives effect to the following transactions as if they had occurred on December 31, 1996: (i) the acquisition of Foothill Plaza ("Foothill"), the Downey Portfolio, Crenshaw Imperial Plaza ("Crenshaw") and the BRE Portfolio which acquisitions were completed after December 31, 1996, (ii) the consummation of the Offering and the application of the estimated net proceeds therefrom as described under "Use of Proceeds," and (iii) the sale of a 75% joint venture interest in each of Ladera and Margarita and the application of the estimated proceeds therefrom to repay indebtedness.

     These pro forma condensed consolidated financial statements should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and notes thereto of the Company, and the financial statements of the Downey Portfolio and the BRE Portfolio included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

     The pro forma condensed consolidated financial statements are unaudited and are subject to a number of estimates, assumptions and other uncertainties, and do not purport to be indicative of the actual financial position or results of operations that would have occurred had the transactions and events reflected therein in fact occurred on the dates specified, nor do such financial statements purport to be indicative of the results of operations or financial condition that may be achieved in the future. In particular, although the Company believes that it is probable that the pending sale of a 75% joint venture interest in Ladera will be consummated, there can be no assurance in that regard. Moreover, the historical financial information for Margarita, Foothill and Crenshaw, three of the Recent Acquisitions, which was used in preparing the pro forma condensed consolidated statement of income was provided by the prior owners of those properties and there can be no assurance as to its accuracy. In addition, because Ladera was acquired by the Company in July 1996, the historical financial information for Ladera which was used in preparing the pro forma condensed consolidated statement of income was prepared by annualizing Ladera's results of operations for the five months ended December 31, 1996 and therefore does not represent Ladera's actual historical results of operations for the year ended December 31, 1996.

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                            AS OF DECEMBER 31, 1996
                                 (IN THOUSANDS)

                                                                  RECENT                       JOINT VENTURE
                                              HISTORICAL(1)   ACQUISITIONS(2)   OFFERING(3)    FINANCINGS(4)     PRO FORMA
                                              -------------   ---------------   -----------   ----------------   ----------
ASSETS
Real Estate.................................    $ 389,634        $ 137,182       $      --        $(29,854)       $496,962
Less Accumulated Depreciation...............      (48,978)                                                         (48,978)
                                                 --------          -------        --------        --------        --------
Real Estate - Net...........................      340,656          137,182              --         (29,854)        447,984
Investment in Unconsolidated Subsidiaries...                                                         7,464           7,464
Cash and Cash Equivalents...................        4,095                                                            4,095
Receivables - Net...........................        4,860                                                            4,860
Other Assets................................        6,584              254                                           6,838
                                                 --------          -------        --------        --------        --------
    Total...................................    $ 356,195        $ 137,436       $      --        $(22,390)       $471,241
                                                 ========          =======        ========        ========        ========

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
Accounts Payable and Other..................    $   2,655        $      --       $      --              --        $  2,655
Tenant Security Deposits....................          929                                                              929
Notes Payable...............................      105,552           34,380                                         139,932
Credit Facility.............................       72,900          103,035         (64,341)        (22,390)         89,204
                                                 --------          -------        --------        --------        --------
    Total Liabilities.......................      182,036          137,415         (64,341)        (22,390)        232,720
                                                 --------          -------        --------        --------        --------
Minority Interest...........................          434               21              --              --             455
                                                 --------          -------        --------        --------        --------
STOCKHOLDERS' EQUITY:
Common Stock................................      262,340                           64,341                         326,681
Distributions Paid in Excess of Net
  Income....................................      (88,615)                                                         (88,615)
                                                 --------          -------        --------        --------        --------
    Total Stockholders' Equity..............      173,725               --          64,341              --         238,066
                                                 --------          -------        --------        --------        --------
    Total...................................    $ 356,195        $ 137,436       $      --        $(22,390)       $471,241
                                                 ========          =======        ========        ========        ========

---------------
(1) Reflects the historical condensed consolidated balance sheet of the Company as of December 31, 1996.
(2) Reflects the acquisitions of Foothill, the Downey Portfolio, Crenshaw and the BRE Portfolio, which were acquired by the Company after December 31, 1996 for an aggregate investment of approximately $137,182,000. The acquisitions were funded with the assumption of $8,980,000 of mortgage loans and a new $25,400,000 mortgage loan, with the remaining funds provided by borrowings under the Company's Credit Facility, including the Bridge Financing. Margarita was acquired by the Company on December 31, 1996 and is included in the Historical column.
(3) Reflects the estimated net proceeds from the Offering of approximately $64,341,000, assuming a public offering price of $12.50 per share and the application of such estimated net proceeds as described under "Use of Proceeds." The actual net proceeds received in the Offering, as well as the actual number of shares which may be issued, will depend on market conditions at the time, and therefore the number of shares issued may differ, and the price per share will likely differ, from the amounts assumed in the preparation of these pro forma financial statements.
(4) Reflects the Company's sale of a 75% interest in each of Ladera and Margarita for approximately $22,390,000 and the use of the estimated proceeds therefrom to repay borrowings under the Company's Credit Facility.

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                      FOR THE YEAR ENDED DECEMBER 31, 1996
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                               REDEMPTION OF
                                                  RECENT        CONVERTIBLE                REAL ESTATE  JOINT VENTURE
                               HISTORICAL(1)  ACQUISITIONS(2)  DEBENTURES(3)  OFFERING(4)   SALES(5)    FINANCINGS(6)  PRO FORMA
                               -------------  ---------------  -------------  -----------  -----------  -------------  ----------
REVENUES:
Rents.........................  $    46,864       $22,518          $  --        $    --      $(4,417)      $(4,377)    $  60,588
Interest......................          450            11                                                      (19)          442
                                -----------       -------          -----        -------     --------       -------       -------
    Total Revenues............       47,314        22,529             --             --       (4,417)       (4,396)       61,030
                                -----------       -------          -----        -------     --------       -------       -------
COSTS AND EXPENSES:
Interest......................       10,744        12,036           (288)        (4,748)      (1,329)      $(1,652)       14,763
Rental Operating Costs........       12,603         6,325                                     (1,038)       (1,250)       16,640
Provision for Bad Debt........          410                                                                                  410
General and Administrative....        2,415                                                                                2,415
Depreciation and
  Amortization................       11,250         3,570                                       (425)         (664)       13,731
                                -----------       -------          -----        -------     --------       -------       -------
    Total Costs and
      Expenses................       37,422        21,931           (288)        (4,748)      (2,792)       (3,566)       47,959
                                -----------       -------          -----        -------     --------       -------       -------
Income From Operations Before
  Gain on Sales of Real
  Estate, Distribution to
  Minority Interest Holders,
  Income From Unconsolidated
  Subsidiaries and
  Extraordinary Item..........        9,892           598            288          4,748       (1,625)         (830)       13,071
Gain on Sales of Real
  Estate......................        2,298                                                                                2,298
Distribution to Minority
  Interest Holders............          (35)           (2)                                                                   (37)
Income from Unconsolidated
  Subsidiaries................                                                                                 654           654
                                -----------       -------          -----        -------     --------       -------       -------
Net Income Before
  Extraordinary Item..........  $    12,155       $   596          $ 288        $ 4,748      $(1,625)      $  (176)    $  15,986
                                ===========       =======          =====        =======     ========       =======       =======
Net Income Per Share Before
  Extraordinary Item..........  $      0.71                                                                            $    0.71
Weighted Average Number of
  Shares Outstanding..........   17,084,498                                                                            22,584,498

---------------
(1) Reflects the historical condensed consolidated statement of income of the Company for the year ended December 31, 1996, excluding extraordinary items.
(2) Reflects (i) the acquisition of Ladera (which occurred in July 1996) and
    (ii) the acquisition of Margarita (which occurred in December 1996) and the consummation of the other Recent Acquisitions (which were completed after December 31, 1996), as if such transactions had occurred on January 1, 1996. The acquisitions were funded with the assumption of $3,693,000 and $5,287,000 of mortgage indebtedness bearing interest at 9.75% and 8.8% per annum, respectively, and a new $25,400,000 mortgage loan bearing interest at 7.98% per annum, with the remaining funds provided by borrowings under the Company's Credit Facility at an assumed rate of 7.38% per annum (the weighted average interest rate on the Company's Credit Facility at April 1,
    1997). Estimated depreciation and amortization expense is based upon the Company's investment in such properties using asset lives of 30 years.
(3) Reflects the redemption of $25,700,000 aggregate principal amount of the Convertible Debentures, plus payment of accrued interest thereon, using borrowings of $26,000,000 under the Company's Credit Facility based on an assumed interest rate of 7.38% per annum.
(4) Reflects the application of the estimated net proceeds from the Offering to repay borrowings under the Credit Facility (assuming an interest rate of 7.38% per annum on such borrowings).
(5) Reflects the elimination of the operations of the Company's interest in five properties sold during 1996, and the application of the proceeds therefrom to repay indebtedness under the Credit Facility (assuming an interest rate of 7.38%), as if such transactions had occurred on January 1, 1996.
(6) Reflects the Company's sale of a 75% joint venture interest in each of Ladera and Margarita, and the application of the estimated proceeds therefrom to repay indebtedness under the Credit Facility (assuming an interest rate of 7.38%), as if such transactions had occurred on January 1, 1996. The joint venture interest in Margarita was sold during the first quarter of 1997, while the sale of the joint venture interest in Ladera is pending.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Company's consolidated financial statements and notes thereto incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. Historical results and percentage relationships set forth in the consolidated statements of income contained in the Company's consolidated financial statements, including trends which might appear, should not be taken as indicative of future operations.

     The Company's strategic focus is the development, acquisition, rehabilitation, and operation of retail shopping centers on the West Coast. At December 31, 1996, the Company owned interests in 21 retail shopping centers, all located in California, 16 of which were fully operational, one of which was operating but undergoing renovation and expansion, and four of which were in various stages of development. At December 31, 1996, the Company also owned four office/industrial properties located in Southern California, which are considered non-strategic.

     As part of its ongoing business, the Company regularly engages in discussions with public and private real estate entities regarding possible portfolio or asset acquisitions or business combinations.

RESULTS OF OPERATIONS

     Comparison of 1996 to 1995. In the fourth quarter of 1995, the Company announced that its Board of Directors had approved a plan to dispose of a portion of the Company's non-strategic properties and to redeploy the proceeds from disposition into retail properties. As a result of the decision to dispose of these properties, the Company took a one-time non-cash charge of $21,373,000 in 1995 to write those assets down to their fair market value. During 1996, all five of the written-down properties were sold, resulting in a net gain on sale of $2,298,000. In 1995, the Company took additional one-time charges of $1,047,000 to write down goodwill, outdated computer equipment and a discontinued investment in a real estate advisor, and $2,500,000 related to the implementation of the Company's new strategic plan. There were no additional charges related to the implementation of the plan taken in 1996. The $2,500,000 charge included a non-cash reduction in revenues of $1,278,000, primarily as a result of a change in the formula used to estimate common area maintenance reimbursements and percentage rents, and $975,000 in one-time general and administrative expenses related to the transition to the new management team, studies by new management of various organizational and operating policies of the Company, and organizational and strategic changes resulting from those studies, including the internalization of property management and the installation of a new property management operating system.

     Including these charges, net income increased $23,989,000 from a net loss of $12,718,000 in 1995 to net income of $11,271,000 in 1996. If the one-time charges in 1995 were excluded, net income before gain on sales of real estate, minority interest, and extraordinary item would have decreased $77,000 from $9,969,000 in 1995 to $9,892,000 in 1996. This decrease was net of several effects, but, as discussed in the following paragraphs, was primarily attributable to the expiration of the McDonnell Douglas lease and the subsequent sale of the building in June of 1996, the sale of the Beverly Garland Hotel in December of 1995, lower rents received on the Anacomp Building following the renegotiation of the Anacomp lease during the first quarter of 1996, and higher expenses related to the opening of regional offices in Los Angeles and San Francisco.

     Revenues decreased $1,355,000 to $47,314,000 in 1996 from $48,669,000 in
1995. Excluding the one-time charges in 1995, the decrease was $2,633,000 from $49,947,000 in 1995 to $47,314,000 in 1996. This decrease is primarily attributable to the sales of the McDonnell Douglas Building and the Beverly Garland Hotel and the renegotiation of the Anacomp lease.

     Rental operating expense increased $536,000 to $12,603,000 in 1996 from $12,067,000 in 1995. This increase is primarily attributable to the addition of new properties, the expense associated with carrying the vacancy in the Anacomp Building, and the opening of offices in Los Angeles and San Francisco.

     The provision for bad debt decreased $562,000 to $410,000 in 1996 from $972,000 in 1995. This decrease is primarily attributable to fewer credit problems amongst smaller tenants.

     Interest expense decreased $1,216,000 to $10,744,000 in 1996 from $11,960,000 in 1995. This decrease is primarily attributable to a lower short-term interest rate environment in 1996 and slightly lower average outstanding borrowings under the Company's lines of credit.

     Depreciation and amortization expense decreased $1,867,000 to $11,250,000 in 1996 from $13,117,000 in 1995. This decrease reflects the elimination of depreciation and amortization charges on the properties sold in 1995 and 1996.

     General and administrative expenses decreased $669,000 to $2,415,000 in 1996 from $3,084,000 in 1995. Exclusive of the one-time charges in 1995, general and administrative expenses would have increased $306,000 in 1996. This increase reflects the costs associated with the opening of offices in Los Angeles and San Francisco as well as other increases commensurate with the increasing level of operations in the Company.

     In June 1996, the Company disposed of the McDonnell Douglas Building. Proceeds from the disposition totaled $9,301,000, resulting in a gain of $9,000. In July 1996, the Company disposed of the Fireman's Fund and Highlands Plaza buildings. Proceeds from the dispositions totaled $22,701,000, resulting in a gain of $291,000. In September 1996, the Company disposed of its 11.85% interest in the building in which its corporate headquarters are located. Proceeds from the disposition totaled $1,939,000, resulting in a gain of $1,981,000. In October 1996, the Company disposed of the Miramar Business Center. Proceeds from the disposition totaled $6,934,000, resulting in a gain of $17,000. Proceeds from these sales were used to reduce outstanding borrowings under the Company's lines of credit.

     In November 1996, the Company redeemed all of its outstanding 8- 1/2% Convertible Debentures due 2002, which aggregated $25,700,000 in principal amount, incurring an extraordinary loss from the early extinguishment of debt of $884,000.

     The Company considers Funds From Operations ("FFO") to be a relevant supplemental measure of the performance of an equity REIT since such measure does not recognize depreciation and certain amortization expenses as operating expenses. Management believes that reductions for these charges are not meaningful in evaluating income-producing real estate, which historically has not depreciated. FFO means net income (loss) (computed in accordance with generally accepted accounting principles), before gains (or losses) from debt restructuring and sales of property, plus depreciation of real property. FFO does not represent cash generated from operating activities in accordance with generally accepted accounting principles and is not necessarily indicative of cash available to fund cash needs and should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity.

     During 1996, the Company reported that FFO increased $552,000 to $20,466,000 in 1996 from $19,914,000 in 1995. If the one-time charges in 1995 were excluded, the Company would have reported a decrease in FFO in 1996 of $1,948,000. This decrease was net of several effects, but was primarily attributable to the expiration of the McDonnell Douglas lease and the subsequent sale of the building in June of 1996, the sale of the Beverly Garland Hotel in December of 1995, lower rents received on the Anacomp Building following the renegotiation of the Anacomp lease during the first quarter of 1996, and higher expenses related to the opening of regional offices in Los Angeles and San Francisco.

     Comparison of 1995 to 1994. Including the one-time charges in 1995, net income decreased $25,882,000 from net income of $13,164,000 in 1994 to a net loss of $12,718,000 in 1995. If these one-time charges in 1995 were excluded, the Company would have reported net income before gain on sales of real estate of $9,969,000 in 1995 as compared to $13,164,000 in 1994. This decrease was primarily attributable to increases in interest expense, provision for bad debt, and depreciation and amortization, the sale of A-Storage in June 1995, and the changes in the formula used to estimate common area maintenance reimbursements and percentage rents. The principal reasons for this decrease are discussed in the following paragraphs.

     Revenues decreased $2,718,000 to $48,669,000 in 1995 from $51,387,000 in
1994. This decrease is primarily due to the changes in estimation techniques previously mentioned, recognition in 1994 of certain

1993 tenant percentage rents that were not estimatable at the end of 1993, and a decrease in other percentage rents and sale of the A-Storage facility in 1995.

     Rental operating expenses decreased $114,000 to $12,067,000 in 1995 from $12,181,000 in 1994. The decrease is primarily due to the sale of A-Storage.

     The provision for bad debt increased $670,000 to $972,000 in 1995 from $302,000 in 1994. This increase is primarily attributable to higher than normal credit problems amongst smaller tenants and a decision by the Company to increase the general provision for bad debt by $150,000.

     Interest expense increased $378,000 to $11,960,000 in 1995 from $11,582,000 in 1994. The increase is primarily attributable to a higher short-term interest rate environment for much of 1995 and slightly higher average outstanding borrowings under the Company's lines of credit.

     Depreciation and amortization expense increased $1,153,000 to $13,117,000 in 1995 from $11,964,000 in 1994. The increase reflects additional depreciation expense for rehabilitations of existing properties during 1994 and 1995.

     General and administrative expenses increased $890,000 to $3,084,000 in 1995 from $2,194,000 in 1994. The increase reflects the previously mentioned one-time charges.

     In July 1995, the Company disposed of its A-Storage facility. Proceeds from the disposition totaled $2,619,000, resulting in a gain of $1,428,000. In December 1995, the Company sold its interest in Beverly Garland Hotel. Proceeds from the sale totaled $10,000,000 resulting in a gain of $805,000. Proceeds from these sales were used to reduce outstanding borrowings under the Company's lines of credit.

     During 1995, the Company reported that FFO decreased $4,542,000 to $20,586,000 from $25,128,000 in 1994. The principal reasons for this decrease include increases in interest expense and the provisions for bad debt, the sale of the A-Storage facility, changes in accounting estimation techniques, and a decrease in tenant percentage rents. If the one-time charges were excluded, the Company would have reported FFO of $23,086,000 in 1995, a decrease of $2,042,000 from 1994.

LIQUIDITY AND CAPITAL RESOURCES

     The Company anticipates that cash flow from operating activities will continue to provide adequate capital for required payments on notes payable, recurring tenant improvements, and dividend payments in accordance with REIT requirements through the end of 1997. However, the Company will require additional sources of capital to finance the acquisition and development of additional properties. Sources of this additional capital may include borrowings under credit facilities and mortgage indebtedness, proceeds from sales of non-strategic assets, the sale of interests in certain properties to third parties and, to the extent market conditions permit, the issuance of debt or equity securities. However, there can be no assurances that capital necessary to finance future acquisitions and developments will be available on acceptable terms or at all.

     The Company satisfied its REIT requirement under the Code of distributing at least 95% of ordinary taxable income with distributions to shareholders of $17,113,000 in 1996. Accordingly, Federal income taxes were not incurred at the corporate level.

     In November 1996, the Company entered into a new $135,000,000 credit facility (the "Credit Facility") with Nomura Asset Capital Corporation, replacing a $50,000,000 credit facility with Bank of America. Of the total amount, $90,000,000 is secured by mortgages on six of the Company's Properties and $45,000,000 is unsecured. At December 31, 1996, borrowings of approximately $72,900,000 were outstanding under the Credit Facility, of which $35,525,000 and $37,375,000 were outstanding under the secured and unsecured portions of the Credit Facility, respectively. Borrowings under the secured and unsecured portions of the Credit Facility bear interest at rates of LIBOR (London Interbank Offer Rate) plus 1.65% or LIBOR plus 1.85% (subsequently reduced to 1.75%), respectively. The Credit Facility is scheduled to mature in November 1998, with a one year extension option available.

     In November 1996, the Company redeemed all of its remaining outstanding 8-1/2% Convertible Debentures due 2002, which aggregated $25,700,000 in principal, using proceeds from its Credit Facility.

     At December 31, 1996, the Company had $15,275,000 outstanding under a $28,800,000 construction loan agreement with Comerica Bank, secured by one of the Company's development properties. The remaining availability of $13,525,000 is expected to be used to fund the completion of a 250,000 square foot retail shopping center in Richmond, California. Borrowings under this loan bear interest at the bank's eurodollar base rate plus 2.50% or at its prime rate. The loan is scheduled to mature in November 1997, and the Company has the right to extend for an additional year.

     At December 31, 1996, the Company's capitalization consisted of $178,452,000 of debt and $256,447,000 of market equity (market equity is defined as shares of Common Stock outstanding multiplied by the closing price on the NYSE, which was $15.00 at December 31, 1996) resulting in a debt to total market capitalization ratio of .41 to 1.0. At December 31, 1996, the Company's total debt consisted of $121,997,000 of variable rate debt and $56,475,000 of fixed rate debt. The weighted average rates of interest on the variable and fixed rate debt were 7.55% and 8.96%, respectively, at December 31, 1996.

     It is management's intention that the Company have access to the capital resources necessary to expand and develop its business. Accordingly, the Company may seek to obtain funds through additional borrowings and public offerings and private placements of debt and equity securities, although there can be no assurance that additional capital will be available on acceptable terms or at all. The Company has on file with the Securities and Exchange Commission a $200 million shelf registration statement on Form S-3. This registration statement was filed for the purpose of issuing either common stock or convertible debentures. The Common Stock offered hereby will be the first securities issued under such registration statement.

OPERATING ACTIVITIES

     Cash flow provided by operating activities was $17,521,000, $24,078,000, and $19,825,000 for 1996, 1995 and 1994, respectively. Cash provided by operating activities decreased in 1996 compared to the prior years for a variety of reasons, including decreased revenues and costs associated with the new Credit Facility.

INVESTING ACTIVITIES

     Cash flow used (provided) by investing activities was $33,399,000, ($2,519,000) and $5,138,000 for 1996, 1995 and 1994, respectively. The substantial increase in 1996 compared to prior years resulted from increased acquisition and development activity.

FINANCING ACTIVITIES

     Cash flow provided (used) by financing activities was $18,430,000, ($26,718,000), and ($13,923,000) in 1996, 1995 and 1994, respectively. Net borrowings from credit facilities and notes payable increased to $61,346,000 in 1996 from net repayments of $5,825,000 in 1995, while distributions paid in 1996 decreased to $17,113,000 from $22,564,000 in 1995. A portion of these borrowings during 1996 were used by the Company to redeem its remaining outstanding 8-1/2% Convertible Debentures due 2002, totaling $26,000,000 in principal and interest. In 1994, cash flow used by financing activities included a net repayment on credit facilities of credit of $3,100,000 and distributions of $22,723,000, partially offset by proceeds from the issuance of stock of $13,254,000.

EFFECTS OF INFLATION

     Substantially all of the Company's leases contain provisions designed to mitigate the adverse impact of inflation. Such provisions include clauses enabling the Company to receive percentage rentals based on tenants' gross sales, which generally increase as prices rise, and/or escalation clauses, which generally increase rental rates during the terms of the leases. Such escalation clauses are often related to increases in the consumer price index or similar inflation indices. Most of the Company's leases require the tenant to pay its share of operating expenses, including common area maintenance, real estate taxes and insurance, thereby reducing the Company's exposure to increases in these operating expenses resulting from inflation to the extent that its Properties are occupied. The Company periodically evaluates its exposure to short-term interest rates and may, from time to time, enter into interest rate protection agreements which mitigate, but do not eliminate, the effect of changes in interest rates on its floating-rate loans.

CERTAIN FACTORS THAT COULD AFFECT FUTURE RESULTS

     Management's discussion and analysis of financial condition and results of operations contains (as do other portions of this Prospectus Supplement) certain forward-looking statements that are subject to risk and uncertainty. Reference is made to "Risk Factors" in the accompanying Prospectus for a discussion of certain factors that might cause actual results to differ materially from those set forth in the forward-looking statements.

                                  THE COMPANY

     Burnham Pacific Properties, Inc. is a fully-integrated, self-managed real estate operating company which acquires, rehabilitates, develops and manages retail properties on the West Coast. The Company was incorporated in 1986 as the successor to a publicly-traded real estate limited partnership which was organized in San Diego in 1963. The Company has elected to qualify as a REIT for federal income tax purposes. Prior to 1996, the Company operated as a multi-asset class REIT, with the substantial majority of its assets located in San Diego County. As described below, the Company has undergone an extensive reorganization beginning in late 1995. See " -- The Martin Transactions" and
" -- Repositioning."

     As of April 7, 1997, the Company owned interests in 25 retail properties and in four retail projects in various stages of development, all located in California. Ten of the Company's retail Properties were acquired on or after December 31, 1996. The Company also owns four office and industrial Properties located in Southern California, which it considers non-strategic and which may be sold as suitable opportunities arise. Assuming the completion of those development properties presently under construction, the Company will own interests in 28 retail properties with 4,400,037 square feet of Company-owned GLA.

     The Company's executive offices are located at 610 West Ash Street, Suite 1600, San Diego, California 92112 and its telephone number is (619) 652-4700.

THE MARTIN TRANSACTIONS

     In early 1995, the Company began an extensive reorganization designed to concentrate its future efforts on retail properties. This reorganization had several goals: (i) attracting leadership with skills to expand the Company, including development and redevelopment experience; (ii) broadening the Company's presence in several metropolitan California markets; and (iii) enhancing the Company's ability to attract capital. Additionally, the Company was seeking an attractive portfolio of retail properties to expand and diversify the Company's investments and enhance its retail orientation. In October 1995, the Company succeeded to the shopping center operations of The Martin Group by consummating the "Martin Transactions." As part of the Martin Transactions, J. David Martin was appointed as the Company's Chief Executive Officer and President and a member of the Company's Board of Directors. The Company simultaneously appointed Daniel B. Platt, formerly Group Executive Vice President of the Real Estate Industries Group of Bank of America, as its Chief Financial Officer and Chief Administrative Officer, and James M. Kessler, formerly Managing Director of retail operations for The Martin Group, as an Executive Vice President. Concurrently with these appointments, the Company acquired interests in the Martin Projects from Mr. Martin and other affiliates of The Martin Group. The Martin Projects in which the Company has an interest consist of the following:

     - Richmond City Center, a 76,692 square foot Market/Drug center located in Richmond, which was completed in 1995.

     - Gateway Retail Center, a 185,949 square foot Market/Drug center located in Marin County, which was recently substantially completed. See "Recent Events -- Rehabilitation and Redevelopment."

     - Hilltop Plaza, an approximately 251,366 square foot Promotional center located in Richmond, the first phase of which is now complete and the second phase of which is scheduled to be completed in mid-1998. See "Recent Events -- Rehabilitation and Development."

     - 1000 Van Ness, an approximately 131,500 square foot Entertainment center located in downtown San Francisco, which is currently under construction and expected to be completed in mid-1998. See "Recent
       Events -- Rehabilitation and Development."

     - Downtown Pleasant Hill, an approximately 360,000 square foot Promotional and Entertainment center located in Pleasant Hill, on which the Company currently plans to begin construction by year end 1997. See "Recent Events -- Rehabilitation and Development."

     - Gateway 101, a potential 125,000 square foot Promotional retail project proposed to be constructed in East Palo Alto. The Company is currently negotiating with the City of East Palo Alto for development rights to this project.

     For additional information regarding the Martin Transactions, see "Related Party Transactions."

REPOSITIONING

     Immediately following its appointment on October 1, 1995, the Company's new management initiated a thorough review of the Company's properties, markets, growth prospects, and property management and financial practices. It also sponsored reviews of the Company's legal and accounting policies by its outside counsel and independent auditors, respectively. As a result of these reviews, new management developed a business plan for repositioning the Company which was approved by its Board of Directors in November 1995. The principal features of this plan are as follows:

     Increased Financial Flexibility. In November 1995, the Company's Board of Directors determined that it should establish a more conservative dividend payout ratio and reduce its dividend. Accordingly, the Board reduced the previous $.36 per share quarterly distribution to $.25 per share in the fourth quarter of 1995, and has maintained the $.25 per share quarterly dividend rate since that time. See "Price Range of Common Stock and Distributions."

     In addition, the Company took a number of one-time charges in the fourth quarter of 1995, including a $21,373,000 non-cash charge to write down the non-strategic assets it had elected to dispose of to their then estimated fair market value; $1,047,000 to write down goodwill, outdated computer equipment and a discontinued investment in a real estate advisor; a $2,500,000 charge that included a non-cash reduction in revenues of $1,278,000 primarily as a result of a change in the formula used to estimate common area maintenance reimbursements and percentage rents; and $975,000 in one-time general and administrative expenses related to the Martin Transactions and the Company's repositioning. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company adopted a variety of financial strategies intended to allow it to accomplish its repositioning and lessen its reliance upon the public markets as a source of additional capital. These included establishing a conservative distribution payout ratio, redeployment of sales proceeds generated through property dispositions, use of joint ventures to help finance new acquisitions and developments, paying for acquisitions with Common Stock or securities (such as limited partnership units) which are convertible into or exchangeable for Common Stock and arranging for the new Credit Facility.

     Added Personnel and Capabilities. At the end of 1995, the Company internalized the management of the majority of its portfolio. Additionally, the Company has invested in a new property management information system that allows for more accurate control of property-level operating expenses and calculation of expenses reimbursable by tenants. In 1996, the Company appointed a director of leasing in San Diego and has recently added similar positions for its offices in Los Angeles and San Francisco.

     In anticipation of significant changes in and additions to its portfolio, the Company created a new acquisitions and dispositions group and added an experienced rehabilitation and development group. As a result of these changes, the Company is now a fully-integrated real estate operating company.

     Disposed of Non-Strategic Assets. The Company identified and wrote down to their then estimated fair market value five of its non-strategic Properties, all of which were sold in 1996. The properties consisted of two multi-tenant office buildings, one scientific research building, one industrial/unanchored retail project, and a minority interest in the building in which the Company's corporate headquarters are located. The net sales proceeds of $40.9 million were used to pay down indebtedness under the Company's former credit facilities.

     Enhanced Property Focus. The Company concluded that it should focus exclusively on acquiring, rehabilitating, developing and managing retail properties. Reasons for this focus include the Company's belief that these properties are favorably priced relative to certain other real estate assets, and that an imbalance exists between the number of these properties that could benefit from rehabilitation and the number of property owners who could successfully complete such rehabilitation, and the operational advantages of focusing management efforts on a single asset type.

     The following charts show the composition of the Company's portfolio by property type (i) as of October 1, 1995, the date of the appointment of new management, (ii) as of April 7, 1997, and (iii) on a pro forma basis as of April 7, 1997 as if the three Martin Projects currently under construction had been completed at that date.

[Three horizontally arranged pie charts which compare percentage of Company-owned GLA by property type as of 10/1/95, as of 4/7/97 and after the completion of developments currently under construction.]

     Enhanced Geographic Diversity. The Company has also implemented a strategy of diversifying its holdings geographically within California. The acquisition and development of the Martin Projects gave the Company a significant presence in the San Francisco Bay Area, and its subsequent acquisitions, including the Recent Acquisitions, have provided further diversification.

     The following charts show the distribution of the Company's properties by region (i) as of October 1, 1995, the date of appointment of new management,
(ii) as of April 7, 1997, and (iii) on a pro forma basis as of April 7, 1997 as if the three Martin Projects currently under construction had been completed at that date.

[Three horizontally arranged pie charts which compare percentage of Company-owned retail GLA by region as of 10/1/95, as of 4/7/97 and after the completion of developments currently under construction.]


     The Company has furthered its strategy of geographic diversification with the recent opening of a Portland, Oregon office with the intent of expanding into Oregon and Washington. The Company believes that general economic and real estate market conditions in those states present attractive opportunities for the Company's growth. See "The Properties and Markets -- Target Markets."

GROWTH STRATEGIES AND OPERATING APPROACH

     The Company's primary objective is to enhance the total return to its shareholders through sustainable increases in its FFO. Its strategies to meet this objective are:

     - acquiring additional retail properties at prices that it believes should produce attractive short-term and long-term returns and/or present the Company with the opportunity to add value through the application of its management and rehabilitation expertise;

     - rehabilitating the Company's Properties when it believes such rehabilitation can increase revenues, decrease the volatility of revenues, or increase the value of a Property;

     - developing new retail properties when it believes such development can produce short-term and long-term returns which compare favorably (on a risk-adjusted basis) to the initial and long-term returns that the Company could achieve on an acquisition of comparable quality;

     - enhancing cash flow from its Properties through its property management and leasing expertise; and

     - selectively disposing of assets and redeploying the sales proceeds.

     Acquisitions. The Company believes that opportunities continue to exist to purchase properties in its current and new markets at attractive prices and/or which can benefit from the Company's proactive property management and rehabilitation expertise.

     The Company has acquired retail properties with a total acquisition cost of approximately $146.8 million on or after December 31, 1996 with a weighted average historical yield of 10.11% for 1996 (based on acquisition costs and historical net operating income for 1996). The Company believes that its internal capabilities provide it with an opportunity to achieve yields higher than historical yields for these properties. There can be no assurance, however, that the Company will be able to do so. See "Recent Events -- Recent Acquisitions."

     As part of its ongoing business, the Company regularly engages in discussions with public and private real estate entities regarding possible single asset or portfolio acquisitions or business combinations.

     The Company is focused primarily upon the acquisition of properties which present it with an opportunity to apply its management and rehabilitation expertise. Such properties may have significant vacancies or may require substantial capital expenditures due to deferred maintenance, and may have space configurations which do not meet the current requirements of today's anchor tenants. The Company believes that many smaller investors in retail properties may not have the capital or expertise necessary to take on the challenges of such properties, and that many institutional investors do not have the higher level of internal resources that management and rehabilitation of these properties require. The Company's strategy therefore has the further advantage of differentiating itself from a number of other purchasers of retail properties, which the Company believes may reduce the competition that it faces in making acquisitions.

     The Company typically begins its acquisition process with a thorough examination of a property's trade area. This includes both an assessment of the competition that the property faces and a demographic analysis of the population trends in the area served by the property. Next, the Company calculates the property's projected cash flows through a detailed lease-by-lease analysis which considers such factors as the property's current rental rates as opposed to the Company's estimate of appropriate market rental rates for the property, current lease terms for the property, tenant sales trends, and historical tenant turnover. Using its integrated, team approach, the Company also involves its property management and rehabilitation teams in assessing acquisitions and identifying strategies for increasing their cash flow through retenanting, leasing and rehabilitations.

          Infill Locations. The Company has targeted for acquisition retail properties which in its opinion are in infill locations. The Company defines infill locations as those which are typified by significant population densities and low availability of land which could be developed into competitive retail properties. Such properties allow for a more precise analysis of their trade areas and competition than properties located in areas which are undergoing substantial real estate development.

          As a part of its focus on infill locations, the Company selectively targets acquisitions in urban areas. The Company believes that these areas present attractive opportunities because of the high population densities typical of urban areas and because they have historically been underserved by major retailers. Urban locations tend to require a higher level of attention to property management to create an inviting and safe atmosphere and community identification with the property. The Company believes such factors deter competitors with less experience in such areas from pursuing similar acquisition opportunities.

          Market Dominance. The Company also looks for properties that in its opinion are dominant within their immediate trade area. Attributes that contribute to market dominance include site attributes, such as high visibility, easy access, and proximity to heavily-traveled streets, good design and layout, well-known tenants that appeal to consumers, and a mix of goods and services available within the property which are not duplicated elsewhere within the trade area. The Company assesses the property's competitive position, paying particular attention to fundamental real estate issues such as layout, access and visibility, because it views its acquisitions primarily as investments in real estate, not in particular tenants.

     Rehabilitations and Development. The Company has a fully internalized development and rehabilitations group, with expertise in substantially all aspects of development and construction, including site selection, tenant marketing and leasing, land use entitlements, design, and construction contract administration.

     The Company seeks to apply its development expertise and add value to its portfolio by rehabilitating existing Properties, such as its Navajo Shopping Center in San Diego. See "Recent Events -- Rehabilitation and Development." The Company believes that its rehabilitation activities can increase revenues by creating additional leasable area, and can lead to higher tenant retention and occupancy due to the more attractive environment they create for tenants. The Company has identified additional Properties within its portfolio that it believes could benefit from its rehabilitation expertise.

     The Company believes that attractive development opportunities exist in its current and target markets due to, among other factors, the changing physical requirements of retail tenants and the emergence of new categories of retailers. The Company analyzes a potential development project's site characteristics in the same manner that it assesses acquisitions. It only pursues a development when the indicated initial and long term returns on such development compare favorably with the initial and long term returns on an acquisition of comparable quality, after taking account of the additional risk inherent in the development process. In most cases, the Company develops properties which it could not obtain through acquisition, because development allows the Company to create a property which is state-of-the-art, and meets current retailer requirements and preferences.

     The Company utilizes a variety of strategies to mitigate development risk. It seeks to strictly control its spending on development projects prior to receiving development entitlements. It attempts to purchase land for development only after it has received development entitlements, lease commitments from anchor tenants, and detailed construction cost estimates from a general contractor.

     The Company currently has under construction three development projects, which it anticipates will have a total cost at completion of $110.4 million. In addition, the Company has recently approved an additional development project with an anticipated total cost at completion of $60 million and on which it expects to begin construction by year end 1997. See "Recent
Events -- Rehabilitation and Developments."

     Property Management. As part of its repositioning, the Company has added considerably to the internal resources it has available to manage its portfolio. The Company believes that these changes will better enable it to improve the operating results of its existing retail portfolio. The Company believes that internalizing property management allows it to better monitor the performance of its portfolio and control expenses, and that internalizing leasing reduces expenditures on leasing commissions and fosters better relationships with tenants. The Company's regional offices in San Diego, Los Angeles, San Francisco and Portland allow it to be closer to its Properties and tenants in these areas and to more closely monitor local market conditions.

     The Company believes that its property management and leasing activities contributed to the 4.7% increase in its "same store" net operating income (4.0% if Village Station is included) for the retail Properties that the Company owned and continuously operated from 1995 to 1996.

     Dispositions. The Company considers dispositions an essential element of its overall growth strategy. It uses its financial systems to identify disposition opportunities for its assets, and, consistent with the restrictions imposed by the REIT rules under the Code, will periodically dispose of assets when it believes that they have reached a cyclical peak in value, or assets which it believes can produce net sales proceeds disproportionate to their ability to contribute to revenues. The Company also owns four office properties located in Southern California which it considers non-strategic and which may be sold as suitable opportunities arise. Proceeds generated by such sales typically will be redeployed into the acquisition of additional retail properties; pending application for such purpose, such proceeds may be used to reduce borrowings.

     In 1996, the Company sold five properties and used the $40.9 million net sales proceeds to pay down indebtedness under its former credit facilities.

                           THE PROPERTIES AND MARKETS

PROPERTIES

     The Company has targeted three types of retail properties: Market/Drug centers, Promotional centers and, to a lesser extent, Entertainment centers.

     The Company defines Market/Drug centers as those centers that serve a fairly localized trade area and that offer an assortment of goods and services, such as groceries and drugs, designed to meet the day-to-day needs of the average shopper. The Company believes that such centers are less susceptible to economic downturns because purchases from supermarkets and drug stores tend to be less discretionary in nature. The Company believes that supermarkets and drugstores are excellent anchor tenants because of the regular, recurring nature of the shopping trips they generate. Because many supermarket and drug chains continue to adjust the average size of their stores, many of these centers also lend themselves to the Company's rehabilitation strategy.

     The Company's targeted Promotional centers have multiple retailers as anchor tenants which typically offer convenience, a broad selection and low pricing on a fairly discrete category of retail merchandise, and limited amounts of non-anchor space. Such retailers are sometimes referred to as "category killers." In acquiring Promotional centers, the Company tends to avoid those centers anchored by "big box" tenants such as discount department stores and general merchandise retailers. The Company believes that the limited number of potential tenants in the 100,000 square foot and greater size range that these "big box" tenants typically occupy presents additional re-leasing risk should such a tenant vacate its premises. The Company believes that a much larger pool of tenants is available in the 15,000-40,000 square foot range typical of the Company's Promotional tenants.

     The Company defines Entertainment centers as those centers whose principal draw is one or more entertainment-related anchor tenants, typically a multiscreen cinema. The Company finds these properties attractive because of continuing recent growth in multiscreen theaters and consumer interest in other kinds of entertainment venues, such as theme restaurants. In addition, the Company looks for Market/Drug and Promotional centers with an Entertainment component, since the Entertainment component typically brings additional traffic to the center during the evenings, extending the center's hours of operation.

     The Company believes the characteristic common to these retail property types is the ability to attract tenants that can offer value-priced products and services to a broad base of consumers. The Company defines value pricing as a combination of price, quality, convenience and service.

     The following chart shows the composition of the Company's portfolio by property type (i) as of October 1, 1995, the date of the appointment of new management, (ii) as of April 7, 1997, and (iii) on a pro forma basis as of April 7, 1997 as if the three Martin Projects currently under construction had been completed at that date.

     [Three horizontally arranged pie charts which compare percentage of Company-owned retail GLA by property type as of 10/1/95, as of 4/7/97 and after the completion of developments currently under construction.]

     The following tables set forth certain information relating to the Company's Properties, including three development Properties under construction as of April 7, 1997:

                                                                                                               GLA OWNED BY THE
                                                                                 GLA                               COMPANY
                                                            ---------------------------------------------     ------------------
                                                % OF                  COMPANY-OWNED                              OCCUPANCY(1)
                                  TYPE OF     PROPERTY      ----------------------------------   TOTAL        ------------------
           PROPERTY                CENTER      OWNED        ANCHORS(4)     SHOPS      TOTAL     PROPERTY      ANCHORS      SHOPS
------------------------------ -------------- --------      ----------   ---------- ---------- ----------     -------      -----
RETAIL PROPERTIES(7)
 San Diego Region
Point Loma Plaza               Market/Drug        100%        115,764        97,465    213,229    213,229       100%         91%
 San Diego (Point
   Loma)
Mesa Shopping Center           Market/Drug        100%         54,185        88,347    142,532    142,532       100%         99%
 San Diego (Mira Mesa)
Poway Plaza                    Market/Drug        100%         18,160        55,900     74,060    114,627       100%         74%
 Poway
Navajo Shopping Center         Market/Drug        100%         16,123        42,256     58,379     58,379       100%         30%(8)
 San Diego (Lake Murray)
Wiegand Plaza II               Promotional        100%         67,111        43,732    110,843    110,843       100%         98%
 Encintas
Independence Square(9)         Promotional        100%         43,763        48,864     92,627     92,627       100%         84%
 San Diego (Kearny
   Mesa)
Santee Village Square          Entertainment      100%         26,878        54,117     80,995     80,995       100%         84%
 Santee
San Diego Factory              Outlet             100%        137,867       117,573    255,440    255,440       100%         89%
 Outlet Center
   San Ysidro
Ruffin Village(9)              Convenience        100%             --        44,594     44,594     44,594        --          88%
 San Diego (Kearny Mesa)
Plaza Rancho Carmel            Convenience        100%             --        26,978     26,978     36,722        --          82%
 San Diego (Carmel
   Mtn. Ranch)
TOTAL/WEIGHTED AVERAGE                                        -------       -------  ---------  ---------       ---         ---
SAN DIEGO REGION                                              479,851       619,826  1,099,677  1,149,988       100%(10)     89%(10)
 Los Angeles Region
Ladera Center(11)              Market/Drug        100%        105,545        79,139    184,684    184,684       100%         87%
 Los Angeles
Santa Fe Springs               Market/Drug        100%         58,004       106,726    164,730    164,730       100%         89%
 Santa Fe Springs
Crenshaw Imperial              Market/Drug        100%         57,000        94,151    151,151    151,151       100%         98%
 Shopping Center
   Inglewood
La Mancha Shopping             Market/Drug        100%         54,790        49,114    103,904    103,904       100%         97%
 Center
   Fullerton
Margarita Plaza(12)            Market/Drug         25%         43,350        33,394     76,744     76,744       100%        100%
 Huntington Park
Central Shopping Center        Market/Drug        100%         21,000        41,314     62,314     62,314       100%         80%
 Ventura
Ontario Village                Market/Drug         99%             --        39,954     39,954     97,149        --          78%
 Ontario
West Lancaster Plaza           Market/Drug         99%             --        29,318     29,318    159,578        --          57%
 Lancaster

                                                                                                                    ANCHOR
                                                                                      ANNUALIZED BASE               TENANTS
                                                 ANNUALIZED BASE RENT(2)         RENT/OCCUPIED SQ. FT.(3)        -------------
                                           ------------------------------------ ---------------------------
           PROPERTY             TOTAL        ANCHORS      SHOPS       TOTAL     ANCHOR(5)  SHOPS(6)  TOTAL           NAME
------------------------------  -----      ----------- ----------- ------------ ---------  --------  ------      -------------
RETAIL PROPERTIES(7)
 San Diego Region
Point Loma Plaza                  96%      $ 1,263,468 $ 1,532,167 $  2,795,635  $ 10.91    $17.27   $13.67      Vons
 San Diego (Point                                                                                                Sport Chalet
   Loma)                                                                                                         Miller's
                                                                                                                 Outpost
                                                                                                                 Family
                                                                                                                 Fitness
Mesa Shopping Center              99%          273,100   1,236,898    1,509,998     5.04     14.19    10.68      Lucky's
 San Diego (Mira Mesa)                                                                                           Thrifty Drugs
Poway Plaza                       80%          127,116     522,670      649,786     7.00     12.70    10.95      Thrifty Drugs
 Poway                                                                                                           Lucky's
Navajo Shopping Center            49%(8)       112,860     183,267      296,127     7.00     14.55    10.31      Thrifty Drugs
 San Diego (Lake Murray)                                                                                         Albertson's
Wiegand Plaza II                  99%          761,549     872,907    1,634,456    11.35     20.43    14.88      AMC Theatres
 Encintas
                                                                                                                 TJ Maxx
                                                                                                                 Beverages &
                                                                                                                 More
Independence Square(9)            91%          408,225     654,064    1,062,289     9.33     16.03    12.56      Ethan-Allen
 San Diego (Kearny                                                                                               Interiors
   Mesa)                                                                                                         Saddleback
Santee Village Square             90%          437,900     742,894    1,180,794    16.29     16.27    16.28      AMC Theatres
 Santee
San Diego Factory                 95%        1,218,091   1,766,477    2,984,568     8.84     16.85    12.30      Nike
 Outlet Center                                                                                                   Levi's
   San Ysidro                                                                                                    Mikasa
                                                                                                                 K-Mart
                                                                                                                 Guess
Ruffin Village(9)                 88%               --     479,521      479,521       --     12.19    12.19
 San Diego (Kearny Mesa)
Plaza Rancho Carmel               82%               --     314,061      314,061       --     14.15    14.15
 San Diego (Carmel
   Mtn. Ranch)
TOTAL/WEIGHTED AVERAGE           ---        ----------  ----------   ----------   ------    ------   ------
SAN DIEGO REGION                  94%(10)    4,602,309   8,304,926   12,907,235     9.59     15.81    12.84
 Los Angeles Region
Ladera Center(11)                 95%          921,740   1,382,947    2,304,687     8.73     20.01    13.19      Ralphs
 Los Angeles                                                                                                     Sav-On
                                                                                                                 Ross
                                                                                                                 Service
                                                                                                                 Merchandise
Santa Fe Springs                  93%          442,975   1,527,487    1,970,462     7.64     16.16    12.92      Ralphs
 Santa Fe Springs
Crenshaw Imperial                 99%          164,000     879,408    1,043,408     2.88      9.50     6.97      Ralphs
 Shopping Center                                                                                                 Thrifty Drugs
   Inglewood
La Mancha Shopping                99%          145,717     509,142      654,859     2.66     10.67     6.39      Ralphs
 Center                                                                                                          Thrifty Drugs
   Fullerton
Margarita Plaza(12)              100%          380,429     652,135    1,032,564     8.78     19.53    13.45      Food-4-Less
 Huntington Park
Central Shopping Center           87%           15,750     463,098      478,848     0.75     14.06     8.88      Ralphs
 Ventura
Ontario Village                   78%               --     481,329      481,329       --     15.47    15.47      Stater
 Ontario                                                                                                         Brothers
                                                                                                                 Supermarket
                                                                                                                 Pic'N'Save
West Lancaster Plaza              57%               --     200,483      200,483       --     11.90    11.90      Albertson's
 Lancaster

                                   LEASE
           PROPERTY             EXPIRATION
------------------------------  -----------
RETAIL PROPERTIES(7)
 San Diego Region
Point Loma Plaza                12/31/08
 San Diego (Point               11/21/07
   Loma)                        1/31/98
                                5/31/04
Mesa Shopping Center            11/30/09
 San Diego (Mira Mesa)          5/31/99
Poway Plaza                     5/31/07
 Poway                          (Not Owned)
Navajo Shopping Center          12/31/16
 San Diego (Lake Murray)        1/31/21
Wiegand Plaza II                12/31/02
 Encintas
                                5/21/05
                                10/31/06
Independence Square(9)          11/30/14
 San Diego (Kearny
   Mesa)                        11/30/05
Santee Village Square           12/31/98
 Santee
San Diego Factory               5/31/04
 Outlet Center                  1/31/01
   San Ysidro                   12/27/98
                                8/31/06
                                11/30/01
Ruffin Village(9)
 San Diego (Kearny Mesa)
Plaza Rancho Carmel
 San Diego (Carmel
   Mtn. Ranch)
TOTAL/WEIGHTED AVERAGE
SAN DIEGO REGION
 Los Angeles Region
Ladera Center(11)               12/31/03
 Los Angeles                    3/31/04
                                1/31/02
                                2/28/00
Santa Fe Springs                9/30/07
 Santa Fe Springs
Crenshaw Imperial               4/30/06
 Shopping Center                5/31/09
   Inglewood
La Mancha Shopping              4/30/99
 Center                         5/31/99
   Fullerton
Margarita Plaza(12)             4/30/10
 Huntington Park
Central Shopping Center         8/31/02
 Ventura
Ontario Village                 (Not Owned)
 Ontario
                                (Not Owned)
West Lancaster Plaza            (Not Owned)
 Lancaster

                                                                                                           GLA OWNED BY THE
                                                                               GLA                             COMPANY
                                                          ---------------------------------------------   ------------------
                                                % OF                COMPANY-OWNED                            OCCUPANCY(1)
                                  TYPE OF     PROPERTY    ----------------------------------   TOTAL      ------------------
           PROPERTY                CENTER      OWNED      ANCHORS(4)     SHOPS      TOTAL     PROPERTY    ANCHORS      SHOPS
------------------------------ -------------- --------    ----------   ---------- ---------- ----------   -------      -----
The Plaza at                   Promotional        100%      287,431       229,107    516,538    778,822     100%         83%
 Puente Hills
 City of Industry

Valley Central                 Promotional         99%      378,822       101,270    480,092    610,396     100%         86%
 Shopping
 Center
 Lancaster
                                                          ---------     ---------  ---------  ---------     ---         ---
TOTAL/WEIGHTED AVERAGE LOS ANGELES REGION                 1,005,942       803,487  1,809,429  2,389,472     100%         86%

 San Francisco Region
Cameron Park                   Market/Drug         99%       36,615        60,819     97,434     97,434     100%         64%
 Cameron Park
Richmond                       Market/Drug         98%       44,000        32,692     76,692     76,692     100%        100%
 Shopping
 Center
 Richmond
Foothill Plaza                 Market/Drug        100%       22,413        29,902     52,315     52,315     100%         76%
 Los Altos
Fremont Hub                    Promotional        100%      246,005       246,258    492,263    661,140     100%         77%
 Fremont
Pacific West Outlet            Outlet             100%       42,650       160,762    203,412    203,412     100%         84%
 Center
 Gilroy
                                                          ---------     ---------  ---------  ---------     ---         ---
TOTAL/WEIGHTED AVERAGE SAN FRANCISCO REGION                 391,683       530,433    922,116  1,090,993     100%         79%
                                                          ---------     ---------  ---------  ---------     ---         ---
 TOTAL/WEIGHTED AVERAGE CURRENT RETAIL                    1,877,476     1,953,746  3,831,222  4,630,453     100%(10)     85%(10)

                                                         GLA OWNED BY THE COMPANY
                                -----------------------------------------------------------------------------
                                OCCUPANCY                                               ANNUALIZED BASE            ANCHOR
                                   (1)            ANNUALIZED BASE RENT(2)          RENT/OCCUPIED SQ. FT.(3)        TENANTS
                                ---------  -------------------------------------- ---------------------------   -------------
           PROPERTY               TOTAL      ANCHORS       SHOPS        TOTAL     ANCHOR(5)  SHOPS(6)  TOTAL        NAME
------------------------------  ---------  ------------ ------------ ------------ ---------  --------  ------   -------------
The Plaza at                      92%      $  2,850,246 $  3,214,839 $  6,065,085  $  9.92    $16.99   $12.73   IKEA
 Puente Hills                                                                                                   Circuit City
 City of Industry                                                                                               AMC Theatres
                                                                                                                Smart & Final
                                                                                                                Office Depot
                                                                                                                Miller's
                                                                                                                Outpost
                                                                                                                Sam's Club
                                                                                                                Home Depot
                                                                                                                Toys R Us
Valley Central                    97%         2,863,359    1,621,532    4,484,891     7.56     18.54     9.62   Wal-Mart
 Shopping                                                                                                       Staples
 Center                                                                                                         HomeBase
 Lancaster                                                                                                      Michael's
                                                                                                                Circuit City
                                                                                                                Marshall's
                                                                                                                Cinemark
                                                                                                                Theatres
                                                                                                                Home
                                                                                                                Furniture
                                                                                                                Costco
                                 ---        -----------  -----------  -----------   ------    ------   ------

TOTAL/WEIGHTED AVERAGE LOS ANG    94%         7,784,216   10,932,400   18,716,616     7.74     15.73    11.00
 San Francisco Region
Cameron Park                      78%           161,565      405,276      566,841     4.41     10.36     7.48   Safeway
 Cameron Park
Richmond                         100%           503,847      525,809    1,029,656    11.45     16.08    13.43   FoodsCo
 Shopping                                                                                                       Walgreen's
 Center
 Richmond
Foothill Plaza                    86%           223,300      366,857      590,157     9.96     16.24    13.11   Payless Drugs
 Los Altos
Fremont Hub                       88%         1,752,880    3,339,037    5,091,917     7.13     17.68    11.71   Safeway
 Fremont                                                                                                        Home Express
                                                                                                                General
                                                                                                                Cinema
                                                                                                                Ross
                                                                                                                Michael's
                                                                                                                Office Max
                                                                                                                Long's
                                                                                                                Old Navy
                                                                                                                Montgomery
                                                                                                                Ward
Pacific West Outlet               87%           669,356    2,850,080    3,519,436    15.69     21.16    19.84   Liz Claiborne
 Center                                                                                                         Nike
 Gilroy                                                                                                         Levi's
                                                                                                                Mikasa
                                                                                                                Calvin Klein
                                 ---        -----------  -----------  -----------   ------    ------   ------

TOTAL/WEIGHTED AVERAGE SAN FRA    88%      $  3,310,948 $  7,487,059 $ 10,798,007  $  8.45    $17.91   $13.34
                                 ---        -----------  -----------  -----------   ------    ------   ------
 TOTAL/WEIGHTED AVERAGE CURREN    92%(10)  $ 15,697,473 $ 26,724,385 $ 42,421,858  $  8.36    $16.31   $12.07

                                  ANCHOR
                                  TENANTS
                                -----------
                                   LEASE
           PROPERTY             EXPIRATION
------------------------------  -----------
The Plaza at                    10/31/07
 Puente Hills                   1/31/08
 City of Industry               11/30/07
                                10/30/11
                                8/31/12
                                1/31/08

                                (Not Owned)
                                (Not Owned)
                                (Not Owned)
Valley Central                  7/27/10
 Shopping                       3/31/03
 Center                         8/31/08
 Lancaster                      2/28/00
                                1/31/11
                                1/31/01
                                10/31/17

                                12/31/97

                                (Not Owned)

TOTAL/WEIGHTED AVERAGE LOS ANG
 San Francisco Region
Cameron Park                    11/30/00
 Cameron Park
Richmond                        9/30/13
 Shopping                       11/30/33
 Center
 Richmond
Foothill Plaza                  1/31/19
 Los Altos
Fremont Hub                     10/31/04
 Fremont                        1/31/02
                                12/31/07

                                1/31/00
                                2/28/04
                                12/14/01
                                2/28/03
                                1/31/00
                                (Not Owned)

Pacific West Outlet             5/31/06
 Center                         1/31/05
 Gilroy                         8/31/01
                                1/31/02
                                2/28/02

TOTAL/WEIGHTED AVERAGE SAN FRA

 TOTAL/WEIGHTED AVERAGE CURREN

                                                                                                              GLA OWNED BY THE
                                                                                   GLA                             COMPANY
                                                               -------------------------------------------- ---------------------
                                                     % OF                COMPANY-OWNED                          OCCUPANCY(1)
                                  TYPE OF          PROPERTY    ---------------------------------   TOTAL    ---------------------
           PROPERTY                CENTER           OWNED      ANCHORS(4)    SHOPS      TOTAL     PROPERTY   ANCHORS      SHOPS
------------------------------ --------------      --------    ----------  ---------- ---------- ---------- ----------   --------
DEVELOPMENT PROPERTIES
 CURRENTLY UNDER CONSTRUCTION
Gateway Center(9)              Market/Drug               (13)    121,511       64,438    185,949    185,949      --          --
 Marin City
Hilltop Plaza                  Promotional               (13)    196,178       55,188    251,366    251,366      --          --
 Richmond
1000 Van Ness                  Entertainment             (13)    102,000       29,500    131,500    131,500      --          --
 San Francisco
                                                               ---------    ---------  ---------  ---------     ---         ---
TOTAL DEVELOPMENT                                                419,689      149,126    568,815    568,815      --          --
                                                               ---------    ---------  ---------  ---------     ---         ---
GRAND TOTAL RETAIL                                             2,297,165    2,102,872  4,400,037  5,199,268      --          --

OFFICE AND INDUSTRIAL
 PROPERTIES
Anacomp Building                                      100%                               338,485    338,485
 Poway
Bergen Brunswig                                       100%                               175,000    175,000
 Orange
Scripps Ranch Buildings(15)                           100%                                49,684     49,684
 San Diego
   (Scripps Ranch)
Marcoa Building                                       100%                                28,600     28,600
 San Diego
   (Sorrento Mesa)
                                                                                       ---------  ---------
 TOTAL/WEIGHTED AVERAGE OFFICE AND INDUSTRIAL                                            591,769    591,769
                                                               ---------    ---------  ---------  ---------
 GRAND TOTAL/WEIGHTED AVERAGE                                  2,297,165    2,102,872  4,991,806  5,791,037
                                                               =========    =========  =========  =========


                                                                                         ANNUALIZED BASE            ANCHOR TENANTS
                                                  ANNUALIZED BASE RENT(2)           RENT/OCCUPIED SQ. FT.(3)        ---------------
                                           -------------------------------------  -----------------------------
           PROPERTY             TOTAL        ANCHORS       SHOPS        TOTAL     ANCHOR(5)  SHOPS(6)   TOTAL            NAME
------------------------------  -----      -----------  -----------  -----------  ---------  --------  --------     ---------------
DEVELOPMENT PROPERTIES
 CURRENTLY UNDER CONSTRUCTION
Gateway Center(9)                 --                --           --           --        --        --        --      FoodsCo
 Marin City                                                                                                         Ross
                                                                                                                    PetsMart
                                                                                                                    Longs Drugs
Hilltop Plaza                     --                --           --           --        --        --        --      Circuit City
 Richmond                                                                                                           Barnes & Noble

                                                                                                                    Ross
                                                                                                                    PetsMart
                                                                                                                    Office Max
1000 Van Ness                     --                --           --           --        --        --        --      AMC Theatres
 San Francisco
                                 ---       -----------  -----------  -----------    ------    ------    ------
TOTAL DEVELOPMENT                 --                --           --           --        --        --        --
                                 ---       -----------  -----------  -----------    ------    ------    ------
GRAND TOTAL RETAIL                --                --           --           --        --        --        --
OFFICE AND INDUSTRIAL
 PROPERTIES
Anacomp Building                  50%                                  1,983,970 14)                     11.67(14)  Anacomp
 Poway
Bergen Brunswig                  100%                                  4,291,000                         24.52      Bergen
 Orange                                                                                                             Brunswig Corp.
Scripps Ranch Buildings(15)       50%                                    242,728                          9.72      Edge
                                                                                                                    Semiconductor
 San Diego
   (Scripps Ranch)
Marcoa Building                  100%                                    623,510                         21.80      Marcoa
 San Diego                                                                                                          Publishing
   (Sorrento Mesa)                                                                                                  Company
                                 ---                                 -----------                        ------

 TOTAL/WEIGHTED AVERAGE OFFICE    67%                                $ 7,141,208                        $17.92
                                 ---                                 -----------                        ------
 GRAND TOTAL/WEIGHTED AVERAGE     89% 10)(16)                        $49,563,066  6)                    $12.66(16)
                                 ===                                 ===========                        ======


                                   LEASE
           PROPERTY             EXPIRATION
------------------------------  -----------
DEVELOPMENT PROPERTIES
 CURRENTLY UNDER CONSTRUCTION
Gateway Center(9)               9/30/21
 Marin City                     1/31/07
                                12/31/11
                                2/28/22
Hilltop Plaza                   1/31/17
 Richmond                       4/30/07
                                (est.)
                                1/31/08
                                1/31/12
                                1/31/12
1000 Van Ness                   6/31/18
 San Francisco                  (est.)

TOTAL DEVELOPMENT

GRAND TOTAL RETAIL
OFFICE AND INDUSTRIAL
 PROPERTIES
Anacomp Building                1/31/99
 Poway
Bergen Brunswig                 3/31/00
 Orange
Scripps Ranch Buildings(15)     3/31/04

 San Diego
   (Scripps Ranch)
Marcoa Building                 9/30/99
 San Diego
   (Sorrento Mesa)

 TOTAL/WEIGHTED AVERAGE OFFICE

 GRAND TOTAL/WEIGHTED AVERAGE


---------------
(1) Based on occupancy as of April 1, 1997. Data reflects occupancy only for the portions of the properties owned by the Company.
(2) Annualized base rent is calculated by multiplying base rent for April 1997 by twelve. Data regarding base rents for Crenshaw Imperial Shopping Center, Fremont Hub, Central Shopping Center and Santa Fe Springs Plaza has been derived solely from information provided by the prior owners.
(3) Calculated by dividing annualized base rent (calculated as described in note
    (2) above) by the square footage that the Company or the prior owner, as the case may be, had leased at April 1, 1997.
(4) Anchor tenants are defined as all tenants occupying at least 14,000 square feet, except for the Company's outlet centers, where they are defined as all tenants occupying at least 7,500 square feet.
(5) Calculated by dividing annualized base rent (calculated as described in note
    (2) above) for the anchor tenants by the square footage that they had leased at April 1, 1997.
(6) Calculated by dividing annualized base rent (calculated as described in note
    (2) above) for the tenants (excluding anchor tenants) by the square footage that they had leased at April 1, 1997.
(7) Excludes Village Station. See "Recent Events -- Other Events."
(8) Reflects vacancy due in large part to rehabilitation in progress. The Company expects the occupancy rate to be 71% following the completion of the rehabilitation and the addition of a 44,180 square foot Albertsons. See "Recent Events -- Rehabilitation and Development."
(9) Indicates a property held under ground lease.

(10)  Does not include Navajo Shopping Center.
(11) The Company anticipates that it will sell a 75% interest in this Property. See "Recent Events -- Financings -- Joint Ventures."
(12) The Company currently owns a 25% interest in this Property. See "Recent Events -- Financings -- Joint Ventures."
(13) Not determinable until completion of construction. See "The Company -- The Martin Transactions" and "Related Party Transactions."
(14)  Includes penalty rent for 50% of space vacated by Anacomp.
(15) Formerly known as the IMED Buildings. IMED Corporation vacated both buildings on the Property at the expiration of its lease on March 31, 1997. One building containing 24,972 square feet has been re-leased to Edge Semiconductor effective April 1, 1997.
(16)  Excludes development properties.

     The following tables set forth scheduled lease expirations for leases in effect as of April 1, 1997, excluding Village Station, for each of the next ten years, for (i) all of the Company's Properties (excluding development projects) and (ii) all of the Company's retail Properties (excluding development properties). The tables assume that none of the tenants exercises renewal options or termination rights.

Lease Expirations of the Company's Portfolio

                                  NUMBER OF       GROSS LEASABLE AREA             ANNUALIZED BASE RENT(2)
                      TOTAL         ANCHOR       ----------------------    -------------------------------------
                    NUMBER OF       TENANT       APPROXIMATE    PERCENT                   PERCENT
                     LEASES         LEASES           GLA          OF                        OF       AVERAGE PER
LEASES EXPIRING IN: EXPIRING     EXPIRING(1)      (SQ. FT.)      TOTAL       AMOUNT        TOTAL       SQ. FT.
------------------- ---------    ------------    -----------    -------    -----------    -------    -----------
1997...............    108             1            212,840         5%     $ 3,298,283        7%       $ 15.50
1998...............    110             3            299,421         8        4,059,558        8          13.56
1999...............    116             5            530,456        14        7,116,256       14          13.42
2000...............     92             6            508,356        13        8,825,240       18          17.36
2001...............     82             5            302,714         8        4,496,270        9          14.85
2002...............     39             5            220,424         6        2,736,632        5          12.42
2003...............     29             3            195,961         5        2,327,402        5          11.88
2004...............     30             6            259,759         7        2,507,534        5           9.65
2005...............     14             3             96,847         2        1,243,814        3          12.84
2006...............     11             4            194,139         5        1,477,657        3           7.61
After 2006.........     44            26          1,108,327        28       11,133,965       23          10.05

Lease Expirations for Retail Properties

                                NUMBER OF         GROSS LEASABLE AREA              ANNUALIZED BASE RENT(2)
                    TOTAL         ANCHOR       -------------------------    -------------------------------------
                  NUMBER OF       TENANT       APPROXIMATE     PERCENT                     PERCENT
 LEASES EXPIRING   LEASES         LEASES           GLA            OF                         OF         AVERAGE
       IN:        EXPIRING     EXPIRING(1)      (SQ. FT.)       TOTAL         AMOUNT        TOTAL     PER SQ. FT.
----------------- ---------    ------------    -----------    ----------    -----------    -------    -----------
1997.............    108             1            212,840          6%       $ 3,298,283        8%       $ 15.50
1998.............    110             3            299,421          8          4,059,558       10          13.56
1999.............    114             3            331,856          9          4,508,776       11          13.59
2000.............     91             5            333,356          9          4,534,240       11          13.60
2001.............     82             5            302,714          9          4,496,270       11          14.85
2002.............     39             5            220,424          6          2,736,632        7          12.42
2003.............     29             3            195,961          6          2,327,402        6          11.88
2004.............     29             5            234,787          7          2,264,806        5           9.65
2005.............     14             3             96,847          3          1,243,814        3          12.84
2006.............     11             4            194,139          5          1,477,657        4           7.61
After 2006.......     44            26          1,108,327         31         11,133,965       26          10.05

---------------
(1) Anchor tenants are defined as all tenants occupying at least 14,000 square feet or as tenants of outlet centers occupying at least 7,500 square feet.
(2) Annualized base rent is calculated by multiplying base rent for April 1997 by twelve. Data regarding base rents for Crenshaw and the BRE Portfolio has been derived solely from information provided by the prior owner.

Tenant Concentrations

     The following table lists the top ten tenants (in terms of annualized base rent) for all of the Company's retail Properties (excluding development properties) based on leases in place as of April 1, 1997. In the aggregate, these top ten retail tenants account for 18.92% of the annualized base rental.

                                                     ANNUALIZED    PERCENTAGE OF     LEASED
                                 NUMBER OF TENANT       BASE        ANNUALIZED         GLA
              TENANT                LOCATIONS         RENT(1)      BASE RENT(1)     (SQ. FT.)
    --------------------------- ------------------   ----------   ---------------   ---------
    AMC Theaters...............           3          $1,487,108         3.51%         92,656
    IKEA.......................           1           1,088,004         2.56         150,000
    Ralphs Supermarkets........           5             955,162         2.25         189,954
    WalMart....................           1             811,751         1.91         117,645
    Food-4-Less Supermarkets...           2             744,276         1.75          73,350
    Circuit City...............           2             682,440         1.61          63,050
    HomeBase...................           1             660,443         1.56         113,789
    K-Mart.....................           1             621,732         1.47          98,194
    Vons Supermarkets..........           1             525,000         1.24          50,000
    Cinemark Theatres..........           1             448,570         1.06          35,182
                                                      ---------      -------        --------
         Total.................                      $8,024,486        18.92%        983,820
                                                      =========      =======        ========

---------------
(1) Annualized base rent is calculated by multiplying base rent for April 1997 by twelve. Data regarding base rents for Crenshaw and the BRE Portfolio has been derived solely from information provided by the prior owners.

INDEBTEDNESS

     The Company's total outstanding consolidated mortgage debt (other than mortgage debt under the Credit Facility) and its proportionate share of the total outstanding unconsolidated mortgage debt on the Properties was approximately $118 million at April 7, 1997. Additionally, at April 7, 1997, the Company had $102 million and $72.9 million outstanding under the secured and unsecured portions of its Credit Facility, respectively, including $42 million and $28 million under the secured and unsecured portions, respectively, of the Bridge Financing. The following table sets forth certain information regarding the consolidated mortgage debt obligations of the Company, including mortgage obligations relating to specific Properties, and secured and unsecured indebtedness under the Credit Facility. All of the mortgage debt is nonrecourse to the Company, except for mortgage debt under the Credit Facility.

                                  PRINCIPAL BALANCE
                                    OUTSTANDING AT         INTEREST          ANNUAL
         MORTGAGE DEBT              APRIL 7, 1997            RATE            PAYMENT       MATURITY DATE(1)
--------------------------------  ------------------     -------------     -----------     ----------------
The Plaza at Puente Hills.......     $ 33,100,000             7.98%        $ 3,060,656     March 2004
Valley Central Shopping
  Center........................       25,400,000             7.98           2,347,452     March 2004
Point Loma Plaza................       15,684,019             8.13           1,772,892     December 1999
Bergen Brunswig.................        9,602,993             8.38             912,096     October 1999
Mesa Shopping Center............        8,074,333            10.00             911,976     December 2001
Wiegand Plaza II................        7,267,422            10.00             977,328     December 2001
Richmond Shopping Center........        7,014,622             9.50             755,280     January 2005
Crenshaw Imperial Shopping
  Center........................        5,287,397             8.80             534,948     July 2020
Ontario Village.................        3,684,125             9.75             411,456     July 1998
San Diego Factory Outlet
  Center........................        2,909,668             8.67             453,132     September 2006
Village Station(2)..............               --               --                  --            --
                                  ------------------        ------         -----------
Total/Weighted Average Mortgage
  Debt..........................     $118,024,579             8.49%        $12,137,216
                                  ------------------                       -----------
CREDIT FACILITY(3)
--------------------------------
Secured Portion(4)..............     $ 60,024,653             7.34%                 --     November 1998  (5)
Secured Portion--Bridge
  Financing(6)..................       42,000,000             7.34                  --     June 1997      (7)
Unsecured Portion...............       44,957,960             7.44                  --     November 1998  (5)
Unsecured Portion--Bridge
  Financing.....................       28,000,000             8.19                  --     June 1997      (7)
                                  ------------------
Total Credit Facility...........     $174,982,613
                                  ------------------
Total All Indebtedness..........     $293,007,192
                                   ==============

---------------
(1) All indebtedness is subject to a balloon principal payment on the date indicated, with the exception of the debt secured by the Company's interest in the Crenshaw Imperial Shopping Center.
(2) The Company has determined to deed this Property to the mortgagee in lieu of foreclosure. See "Recent Events -- Other Events."
(3) This indebtedness bears interest at a floating rate. The interest rate in the table is the interest rate at April 7, 1997.
(4) The secured portion of the Credit Facility currently is secured by the Company's interest in the following properties: San Diego Factory Outlet Center, Pacific West Factory Outlet Center, Navajo Shopping Center, Santee Village Square, La Mancha Shopping Center, Foothill Plaza and Poway Plaza, and will also be secured by additional properties acquired with future borrowings under the Credit Facility.
(5) The Credit Facility contains a one year extension option.
(6) Secured by the Company's interest in the BRE Portfolio.
(7) The Bridge Financing contains a ninety day extension option.

TARGET MARKETS

     Currently, all of the Company's Properties are located in the three major metropolitan regions of California: San Diego, Los Angeles and San Francisco (including Sacramento). The Company has targeted similar areas in Oregon (Portland) and Washington (Seattle) for expansion. The Company has targeted these markets for the following reasons:

     - large market and fragmented ownership of retail properties;

     - growth in demand; and

     - constraints in supply.

     Large Market/Fragmented Ownership. According to data provided by the International Council on Shopping Centers, there are over 763 million square feet of retail properties in California, Oregon and Washington serving over 40 million people. According to the National Research Bureau's Shopping Center Database, the largest non-mall owner of retail properties owns less than 1% of the total retail square footage in these regions. The Company believes that operational efficiencies can be created through consolidation of ownership within its markets.

     Growth in Demand. The Company believes that its target California Markets (as defined below) have experienced historical population growth and retail sales. The following graph shows growth in population and retail sales in the California Markets for the five year period from 1991 to 1996.

[Line graph showing increase in retail sales and population over time in the Company's California markets.]

According to Regional Financial Associates, Inc. and the U.S. Department of Commerce, from 1991 to 1996 population in the Company's California Markets grew a total of 3.7%, while retail sales grew a total of 14.8%.

     In addition, according to Regional Financial Associates, Inc., from 1995 to 2000, population in all of the Company's target markets is projected to grow a total of 6.4% compared to 4.5% for the U.S. as a whole, and employment in all of the Company's target markets is projected to grow a total of 9.3% compared to 7.5% for the U.S. as a whole, although no assurance can be given that such growth will occur.

     In addition, the Company believes that economic conditions on the West Coast have benefitted from a variety of factors, including the following:

          Emerging Trade Center: The West Coast is strategically positioned as a gateway to foreign trade with the nations of the Pacific Rim. According to data from the U.S. Department of Commerce and Gruen & Gruen Associates, the volume of trade handled by the West Coast ports of Los Angeles, Long Beach, Oakland, Portland and Seattle/Tacoma grew by 227% between 1985 and 1995.

          Growing Industries: The Company believes that its target markets are major centers of employment in a variety of fields such as electronics, bioscience, software, communications, aerospace and entertainment and that such markets have the potential for future growth in these areas. For example, the West Coast is home to such companies as Hewlett-Packard, Microsoft, Intel Corporation, Amgen, Genentech, Chiron, Boeing, Walt Disney, and Universal Studios.

          Infrastructure: Supporting the growth of industries such as telecommunications and biotechnology are a well-educated labor force, the presence of research universities such as Caltech, the University of California system and Stanford University, and research institutions such as Lawrence Livermore Lab, the Jet Propulsion Laboratory, and the Salk Institute.

     Supply Constraints. The Company also believes that regulations such as the California Environmental Quality Act, well-organized environmental and historic preservation advocates, and prevailing political sentiment in favor of managed growth in its target markets make it more difficult to receive approvals to develop new properties, which should help to insulate, to some degree, the Company's Properties from additional competition.

     The information included under this caption "Target Markets" has been obtained from sources the Company believes to be reliable. However, the Company has not independently verified any such information and there can be no assurance as to its accuracy. In addition, historical increases in population, retail sales, employment, foreign trade or similar matters in any geographic area do not purport to be indicative of whether population, retail sales, employment, foreign trade or similar matters will increase or decrease in the future.

                        EXECUTIVE OFFICERS AND DIRECTORS

EXECUTIVE OFFICERS AND DIRECTORS

     The following table lists the Executive Officers and Directors of the Company.

                    NAME                     AGE                   POSITION
    -------------------------------------    ---     -------------------------------------
    J. David Martin......................    41      Director, President, Chief Executive
                                                     Officer
    Daniel B. Platt......................    50      Executive Vice President, Chief
                                                     Financial Officer, Chief
                                                     Administrative Officer
    Michael L. Rubin.....................    51      Executive Vice President, Regional
                                                     Operating Officer, Southern
                                                     California Region
    James M. Kessler.....................    44      Executive Vice President, Regional
                                                     Operating Officer, San Francisco
                                                     Region
    James W. Gaube.......................    47      Executive Vice President, Regional
                                                     Operating Officer, Pacific Northwest
                                                     Region
    Malin Burnham........................    69      Chairman of the Board
    Philip L. Gildred, Jr................    60      Director
    James D. Klingbeil...................    61      Director
    Donne P. Moen........................    61      Director
    Thomas A. Page.......................    63      Director
    Philip S. Schlein....................    62      Director
    Richard R. Tartre....................    58      Director

     J. DAVID MARTIN became President, Chief Executive Officer and a Director of the Company on October 1, 1995. From 1984 until joining the Company, Mr. Martin was the Founder, Chairman and Chief Executive Officer of The Martin Group, a full-service real estate development and management company of which Mr. Martin still retains the title of Chairman. Mr. Martin is a Trustee of Golden Gate University and a member of the Policy Advisory Board for the Center for Real Estate and Urban Economics at the University of California. He is a Director of the Bay Area Council and a Director of the Bay Area Economic Forum. Mr. Martin is an officer of the Golden Gate Chapter of the Young Presidents' Organization. He is also a member of the Urban Land Institute, International Council of Shopping Centers and the National Association of Real Estate Investment Trusts.

     DANIEL B. PLATT has been the Chief Financial Officer and Chief Administrative Officer of the Company since October 1, 1995. Until 1994, Mr. Platt was Group Executive Vice President of the Real Estate Industries Group of Bank of America with responsibility for merging the real estate lending activities of the two banks upon Bank of America's acquisition of Security Pacific Bank in 1992. Mr. Platt joined Security Pacific in 1990 as Executive Vice President responsible for creating a new real estate workout group and in 1991 was made Vice Chairman of the Real Estate Industries Group, where he assumed additional corporate management responsibilities for all real estate activities. Prior to joining Security Pacific, Mr. Platt spent 20 years with Union Bank, where he was responsible for all real estate and commercial lending activities.

     MICHAEL L. RUBIN has been a Vice President of the Company since 1986 and became Executive Vice President in 1992. He also was Chief Operating Officer of the Company from 1993 to 1997, when his title changed to Regional Operating Officer in charge of Southern California operations. Mr. Rubin is a Certified Property Manager and a licensed real estate broker.

     JAMES M. KESSLER has been Executive Vice President of the Company since October 1, 1995. From such date he was also Director of Development of the Company until 1997, when his title was changed to Regional Operating Officer in charge of San Francisco's Region operations. From 1990 until joining the Company, Mr. Kessler had served as Managing Director of The Martin Group with overall responsibilities for that company's retail developments. Between 1985 and 1990, Mr. Kessler served as Director of Marketing for

Transpacific Development Company, with overall responsibility for the marketing of the company's northern California portfolio valued in excess of $500 million.

     JAMES W. GAUBE joined the Company February 1, 1995 as an Executive Vice President and Regional Operating Officer in charge of Pacific Northwest operations. From June of 1995 until joining the Company Mr. Gaube served as Senior Vice President, Real Estate, Design & Construction, of Thrifty Payless, Inc. in Oregon. From July 1994 through May 1995 he served as Western Regional Director of Real Estate for Home Depot in California. Prior to that, from 1993 to June of 1994 Mr. Gaube served as Senior Vice President, Real Estate & Construction for Payless Drug Stores Northwest, Inc. in Oregon. From 1986 through June 1994, he served as Senior Vice President of Real Estate and Construction for Payless Drug Stores Northwest, Inc. Beginning in 1966, Mr. Gaube enjoyed a twenty year career at Safeway Stores, Inc. where he served as Regional Real Estate Director prior to leaving.

     MALIN BURNHAM has been Chairman of the Board of Directors since 1986 and served as interim President and Chief Executive Officer from October 1994 to October 1995. Mr. Burnham is a private investor. He is also Chairman of John Burnham & Company and First National Bank (San Diego) and a Trustee of The Burnham Institute.

     PHILIP L. GILDRED, JR. has been a Director since 1986. He is a Director and President of Gildred Development Company and Secretary-Treasurer of Gildred Building Company. Both of these companies are engaged in the ownership and development of Southern California real estate. Mr. Gildred also is a Director and Founding Chairman of the Sharp Hospital Foundation. Mr. Gildred will not stand for reelection at the 1997 Annual Meeting of Shareholders.

     JAMES D. KLINGBEIL has been a Director since 1996. He is Chairman, President and Chief Executive Officer of American Apartment Communities, Inc., which is the successor entity to The Klingbeil Company, which he founded in 1961. Both of these companies are engaged in the ownership and development of housing nationwide. He is a Trustee and former President of the Urban Land Institute, and a member of the Chief Executives Organization and World Business Council, and serves on the Policy Advisory Board for the Center for Real Estate and Urban Economics, University of California. He has also served as Public Interest Director, Federal Home Loan Bank of Cincinnati, as a member of the Young Presidents' Organization and the Federal Home Loan Mortgage Corporation Advisory Board.

     DONNE P. MOEN has been a Director since 1996. He is the retired President and Vice Chairman of Union Bank in California, where he served in a variety of executive positions from 1963 until 1992. Mr. Moen is also a member of the board of a number of civic and nonprofit organizations including The Los Angeles Library Foundation, The Los Angeles Urban League, Los Angeles Educational Partnership, Toberman Settlement House, and Chadwick School.

     THOMAS A. PAGE has been a Director since 1992. Since 1983, Mr. Page has been Chairman of the Board and through 1995 served as Chief Executive Officer of San Diego Gas & Electric Company. Mr. Page is also Chairman of Enova Corp. and is a member of the California Business Roundtable, the Board of Overseers of the University of California at San Diego, and a Trustee of The Burnham Institute. He is a certified public accountant and a professional engineer.

     PHILIP S. SCHLEIN has been a Director since 1996. He has been a partner in U.S. Venture Partners, a California based venture capital company, since 1985. Prior to that time, he had a 28-year career in the retailing industry, including serving as President and Chief Executive Officer of Macy's California from 1974 to 1985. Mr. Schlein was a member of the Board of Directors of Apple Computer, Inc. from 1979 to 1987. He currently serves as a Director of Ross Stores, Inc., ReSound Corporation, Quick Response Services, Imaginarium, Una Mas!, SelfCare Catalog, C.W. Gourmet, Instill Corporation, Bebe, and Home Chef.

     RICHARD R. TARTRE has been a Director since 1986. Since January 1997, Mr. Tartre has been a Senior Vice President of MetLife, Chairman of MetLife Securities Inc., and Chairman of MetLife General Agency Inc. Formerly he had been President and Chief Executive Officer of Astra Management Corp., a mutual fund management firm for one year. Prior to that, for more than five years, he had served as Managing Director of

Eden Financial Group Inc., a national marketer of insurance and investment products. Mr. Tartre is a licensed securities principal and also serves as a director of Mission West Properties and Triton Group, Ltd.

EMPLOYMENT AGREEMENTS

     J. David Martin joined the Company effective October 1, 1995. Pursuant to his Employment Agreement of the same date (the "Employment Agreement"), Mr. Martin serves as the Company's President, Chief Executive Officer and a Director for an indefinite term, subject to termination by the Company or Mr. Martin. Pursuant to the Employment Agreement, Mr. Martin receives a minimum base salary of $250,000 per year. Mr. Martin will also be entitled to a bonus for 1997 and each subsequent year in such amount as the Compensation Committee of the Board of Directors determines.

                           RELATED PARTY TRANSACTIONS

     In October 1995, the Company succeeded to the shopping center operations of the Martin Group by consummating the Martin Transactions. As part of the Martin Transactions, the Company acquired interests in the Martin Projects from Mr. Martin and other affiliates of the Martin Group. Each of the Martin Projects is currently owned by a separate limited partnership of which the Company is general partner and Mr. Martin and various other persons affiliated with The Martin Group (collectively, including Mr. Martin, the "Martin Group Affiliates") are the limited partners. Each of the partnership agreements contemplates that the Company will acquire or develop a specified Martin Project through the relevant partnership and that upon completion and stabilization of rental revenues from the property, the limited partners will receive a number of limited partnership units determined as follows: (i) the annualized net operating income of the Property will be multiplied by 10 in order to arrive at a hypothetical value of the completed property, (ii) the cost of construction and other project costs will be deducted from such hypothetical value in order to "value" the equity interests of the limited partners in the Property, and
(iii) such equity interest will be stated as a number of limited partnership units determined by dividing such limited partners' equity by $16. Each holder of limited partnership units will have the right to "put" such units to the partnership at a price equal to the then market value of an equivalent number of shares of the Company's Common Stock; as a result, the actual value which a holder of limited partnership units would be entitled to receive upon exercise of such "put" option will depend upon the market value of the Common Stock at the time, which may be more or less than $16 per limited partnership unit. If such "put" is exercised, the Company has the option of either purchasing the limited partnership units for cash or delivering one share of Common Stock for each limited partnership unit.

     Each partnership agreement specifies the maximum number of limited partnership units that may be issued to the limited partners of that partnership. If the hypothetical equity value of any such partnership is determined to be less than originally estimated (either because project costs are higher than estimated or because stabilized net operating income is less than estimated or both), then the number of limited partnership units and the corresponding number of shares of Common Stock of the Company which may be exchanged for such units will be reduced. Other than to reflect a stock split or other capital adjustment of the shares of Common Stock, under no circumstances can the number of units be increased above the number specified in the applicable partnership agreement. The limited partnership that acquired Richmond City Center issued limited partnership units exchangeable for 41,878 shares of Common Stock in consideration for the interests of the Martin Group Affiliates in the project. A maximum of 1,870,000 shares of Common Stock have been reserved for issuance upon exchange of the maximum number of 1,870,000 limited partnership units that may be issued with respect to the remaining five Martin Projects. In connection with each of the Martin Projects, the Company entered into a registration rights agreement with the limited partners of each limited partnership pursuant to which such limited partners will have the right to require the Company to register under the Securities Act the shares of Common Stock which are issued upon the exchange of limited partnership units for offer and sale to the public and to join in certain registrations of securities of the Company.

     Upon the execution and delivery of the partnership agreement with respect to each of the Martin Projects, in 1995, the Martin Group Affiliates contributed their interests in the Martin Projects to the partnerships in exchange for limited partnership units (in the case of Richmond City Center) or the right to receive such units (in the case of the other Martin Projects) as described above, and the Company reimbursed The Martin Group for its out-of-pocket costs with respect to the relevant development property. The Company thereafter became obligated to make further contributions to each partnership (other than the partnership holding the completed Richmond City Center Property) to fund the completion of the relevant project, subject to the Company's right to abandon a project as described below. Because of restrictions on the transferability of The Martin Group's development rights with respect to the Gateway Retail Center project, however, the partnership agreement between the Company and the Martin Group Affiliates relating to this Property was signed in escrow, with the Martin Group Affiliates retaining responsibility for the development of the Property until completion of construction.

     Each of such partnership agreements gives the Board of Directors of the Company, exclusive of Mr. Martin, the authority to determine not to proceed with the commencement of construction of the relevant development property (or not to close the escrow with respect to Gateway Retail Center). In the event of a determination to proceed with a given project, the partnership agreements provide that thereafter the Company is required to make further contributions to the partnership to fund the completion of the property. In the event of a determination by the Board of Directors not to proceed with a given project, the Martin Group Affiliates have the option to reacquire the Property at the Company's cost plus interest on such costs.

     After due diligence coordinated by disinterested executive officers of the Company, the Board of Directors, without Mr. Martin participating, approved during 1996 the acquisition of Gateway Retail Center, following the completion of construction, the commencement of construction of Hilltop Plaza and 1000 Van Ness, and in March 1997 subject to the satisfaction of various conditions approved the commencement of construction of Downtown Pleasant Hill. The Company expects that upon completion and occupancy of each of these Properties, the applicable partnerships will issue partnership units to the Martin Group Affiliates in accordance with the partnership agreements. The Board of Directors has not yet determined whether to commence the Gateway 101 project located in East Palo Alto.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof, the Underwriters named below have severally agreed to purchase, and the Company has agreed to sell to them severally, the respective number of shares of Common Stock set forth opposite their respective names below:

                                                                           NUMBER
                                   UNDERWRITERS                           OF SHARES
          --------------------------------------------------------------  ---------
          Morgan Stanley & Co. Incorporated.............................
          Lehman Brothers Inc...........................................
          Merrill Lynch, Pierce, Fenner & Smith
                       Incorporated.....................................
          EVEREN Securities, Inc........................................

                                                                            -------
                    Total...............................................  5,500,000
                                                                            =======

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Common Stock are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are committed to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any are taken.

     The Underwriters propose to offer part of the Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of $. per share of Common Stock. Any Underwriter may allow, and such dealers may reallow, a concession not in excess of $. per share to certain other dealers.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus Supplement, to purchase up to an additional 825,000 shares of Common Stock at the public offering price set forth on the cover page of this Prospectus Supplement, less underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, incurred in the sale of the Common Stock.

     In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the Offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Common Stock in the Offering if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Company has agreed that, during the period of 90 days from the date of this Prospectus Supplement, it will not, without the prior written consent of Morgan Stanley & Co. Incorporated, as a representative of the several Underwriters, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Stock, except for (A) the shares of Common Stock offered hereby, (B) shares of Common Stock issuable pursuant to any employee stock option plans existing on the date of this Prospectus Supplement or (C) limited partnership units issued in connection with property acquisitions which are not convertible into or exercisable or exchangeable for Common Stock until after the end of such 90 day period.

                                    EXPERTS

     The Company's consolidated financial statements and the related financial statement schedule incorporated by reference in this Prospectus Supplement and the accompanying Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports thereon, which are incorporated herein and in the accompanying Prospectus by reference and have been so incorporated by reference herein and therein in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The BRE Portfolio's Combined Statement of Gross Income and Direct Operating Expenses for each of the three years in the period ended December 31, 1996 incorporated by reference in this Prospectus Supplement and the accompanying Prospectus has been audited by Ernst & Young LLP, independent auditors, as stated in their report thereon incorporated herein and in the accompanying Prospectus and has been so incorporated by reference herein and therein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The combined statements of revenue and direct operating expenses of The Downey Portfolio for each of the years in the three-year period ended December 31, 1996, have been incorporated by reference herein and in the accompanying Prospectus in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein and therein, and upon the authority of said firm as experts in accounting and auditing. Such report contains a paragraph that states that the combined statements of revenue and certain expenses were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission as described in note
1. It is not intended to be a complete presentation of The Downey Portfolio's combined revenue and direct operating expenses.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Goodwin, Procter & Hoar LLP, Boston, Massachusetts. Goodwin, Procter & Hoar LLP will rely upon the opinion of Loeb & Loeb LLP, Los Angeles, California as to certain matters of California law. Brown & Wood, LLP, San Francisco, California, will act as counsel for the Underwriters.